SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2020 to 03/31/2020	7
01/01/2019 to 03/31/2019	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2020 to 03/31/2020	15
01/01/2019 to 03/31/2019	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the quarterly financial information	34
Comments on the Performance of Business Projections	82
Reports and Statements
Unqualified Independent Auditors’ Review Report	85
Officers Statement on the Financial Statements	87
Officers Statement on Auditor’s Report	88

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2020
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
1	Total Assets	46,214,834	44,814,611
1.01	Current assets	9,986,891	9,719,866
1.01.01	Cash and cash equivalents	1,425,986	392,107
1.01.02	Financial investments	1,639,699	2,596,424
1.01.02.01	Financial investments measured a fair value through profit or loss	1,152,266	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,152,266	2,114,620
1.01.02.03	Financial investments at amortized cost	487,433	481,804
1.01.03	Trade receivables	2,053,614	1,691,643
1.01.04	Inventory	3,470,304	3,736,716
1.01.08	Other current assets	1,397,288	1,302,976
1.01.08.03	Others	1,397,288	1,302,976
1.01.08.03.01	Recoverable taxes	1,208,099	1,129,584
1.01.08.03.02	Prepaid expenses	103,720	82,664
1.01.08.03.03	Dividends receivable	33,351	33,447
1.01.08.03.04	Others	52,118	57,281
1.02	Non-current assets	36,227,943	35,094,745
1.02.01	Long-term assets	7,299,609	7,374,332
1.02.01.03	Financial investments at amortized cost	121,027	95,719
1.02.01.07	Deferred taxes assets	2,435,855	2,435,551
1.02.01.10	Other non-current assets	4,742,727	4,843,062
1.02.01.10.03	Recoverable taxes	1,746,032	1,907,420
1.02.01.10.04	Judicial deposits	223,398	224,300
1.02.01.10.05	Prepaid expenses	98,731	110,099
1.02.01.10.06	Receivable from related parties	1,648,448	1,558,194
1.02.01.10.07	Others	1,026,118	1,043,049
1.02.02	Investments	18,614,972	17,402,191
1.02.02.01	Equity interest	18,468,033	17,316,463
1.02.02.02	Investment Property	146,939	85,728
1.02.03	Property, plant and equipment	10,263,175	10,266,084
1.02.03.01	Property, plant and equipment in operation	10,224,167	10,221,911
1.02.03.02	Right of use in leases	39,008	44,173
1.02.04	Intangible assets	50,187	52,138

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
2	Total Liabilities	46,214,834	44,814,611
2.01	Current liabilities	9,293,987	9,224,591
2.01.01	Payroll and related taxes	156,175	170,792
2.01.02	Trade payables	2,833,119	2,506,244
2.01.03	Tax payables	84,615	78,911
2.01.04	Borrowings and financing	4,299,929	4,396,840
2.01.05	Other payables	1,882,455	2,019,788
2.01.05.02	Others	1,882,455	2,019,788
2.01.05.02.04	Dividends and interests on shareholder´s equity	13,116	13,252
2.01.05.02.05	Advances from clients	64,046	72,404
2.01.05.02.06	Trade payables – Drawee risk	937,576	1,121,312
2.01.05.02.07	Lease liabilities	14,897	17,269
2.01.05.02.08	Other payables	852,820	795,551
2.01.06	Provisions	37,694	52,016
2.01.06.01	Provision for tax, social security, labor and civil risks	37,694	52,016
2.02	Non-current liabilities	32,750,837	25,415,476
2.02.01	Borrowings and financing	25,608,213	19,702,620
2.02.02	Other payables	428,804	356,942
2.02.02.02	Others	428,804	356,942
2.02.02.02.03	Lease liabilities	26,078	28,671
2.02.02.02.04	Derivative financial instruments	94,909	-
2.02.02.02.05	Other payables	307,817	328,271
2.02.04	Provisions	6,713,820	5,355,914
2.02.04.01	Provision for tax, social security, labor and civil risks	374,935	370,703
2.02.04.02	Other provisions	6,338,885	4,985,211
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	175,875	164,464
2.02.04.02.04	Pension and healthcare plan	912,184	912,184
2.02.04.02.05	Provision for losses on investments	5,250,826	3,908,563
2.03	Shareholders’ equity	4,170,010	10,174,544
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	4,431,200	4,431,200
2.03.04.01	Legal reserve	278,576	278,576
2.03.04.02	Earnings reserves	4,210,888	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	(1,360,851)	-
2.03.08	Other comprehensive income	(3,473,059)	1,170,624

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Parent Company Financial Statements / Statement of Income (R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
3.01	Revenues from sale of goods and rendering of services	3,031,309	3,021,217
3.02	Costs from sale of goods and rendering of services	(2,778,380)	(2,833,088)
3.03	Gross profit	252,929	188,129
3.04	Operating (expenses)/income	(1,262,912)	308,308
3.04.01	Selling expenses	(162,239)	(120,144)
3.04.02	General and administrative expenses	(50,192)	(56,117)
3.04.04	Other operating income	74,847	219,694
3.04.05	Other operating expenses	(534,638)	(284,595)
3.04.06	Equity in results of affiliated companies	(590,690)	549,470
3.05	Profit before financial income (expenses) and taxes	(1,009,983)	496,437
3.06	Financial income (expenses)	(351,172)	(458,764)
3.06.01	Financial income	53,376	101,370
3.06.02	Financial expenses	(404,548)	(560,134)
3.06.02.01	Net exchange differences over financial instruments	931,016	(72,099)
3.06.02.02	Financial expenses	(1,335,564)	(488,035)
3.07	Profit (loss) before taxes	(1,361,155)	37,673
3.08	Income tax and social contribution	304	(45,245)
3.09	Profit (loss) from continued operations	(1,360,851)	(7,572)
3.11	Profit (loss) for the year	(1,360,851)	(7,572)
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	(0.98604)	(0.00551)
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	(0.98604)	(0.00551)

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
4.01	(Loss) profit for the year	(1,360,851)	(7,572)
4.02	Other comprehensive income	(4,643,683)	150,183
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	31	30
4.02.02	Cumulative translation adjustments for the year	380,042	(21,804)
4.02.04	Losses in cash flow hedge	(5,390,043)	(18,440)
4.02.05	Cash flow hedge reclassified to income upon realization	364,818	184,217
4.02.06	Gain (Loss) on net investment hedge from investments in subsidiaries	1,469	6,180
4.03	Comprehensive income for the year	(6,004,534)	142,611

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method (R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
6.01	Net cash from operating activities	(43,913)	(948,165)
6.01.01	Cash from operations	145,068	82,028
6.01.01.01	Profit (loss) for the period	(1,360,851)	(7,572)
6.01.01.02	Financial charges in borrowing and financing raised	276,982	349,039
6.01.01.03	Financial charges in borrowing and financing granted	(16,540)	(12,414)
6.01.01.04	Charges on lease liabilities	956	965
6.01.01.05	Equity in results of affiliated companies	590,690	(549,470)
6.01.01.06	Deferred tax	(304)	45,256
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(10,090)	(69,429)
6.01.01.08	Monetary and exchange variations, net	(547,893)	259,413
6.01.01.09	Write-off of property, plant and equipment and Intangible assets	-	13,542
6.01.01.10	Provision for environmental liabilities and decommissioning of assets	11,411	(5,158)
6.01.01.11	Updated shares – Fair value through profit or loss	962,561	(127,653)
6.01.01.12	Depreciation, amortization and depletion	209,495	158,007
6.01.01.13	Accrued/(reversal) for consumption and services	21,527	19,504
6.01.01.16	Others provisions	7,124	7,998
6.01.02	Changes in assets and liabilities	(188,981)	(1,030,193)
6.01.02.01	Trade receivables - third parties	(19,768)	16,862
6.01.02.02	Trade receivables - related parties	(394,990)	(275,407)
6.01.02.03	Inventories	266,412	(371,991)
6.01.02.04	Receivables - related parties/dividends	814	(635)
6.01.02.05	Tax assets	82,873	(54,342)
6.01.02.06	Judicial deposits	902	(11,405)
6.01.02.09	Trade payables	326,875	(118,919)
6.01.02.10	Trade payables – Drawee Risk	(183,736)	235,181
6.01.02.11	Payroll and related taxes	(14,616)	4,512
6.01.02.12	Taxes in installments – REFIS	5,679	(65,858)
6.01.02.13	Payables to related parties	113,756	(6,136)
6.01.02.14	Advance with related parties	(20,289)	-
6.01.02.15	Interest paid	(268,170)	(368,593)
6.01.02.16	Interest received	198	-
6.01.02.19	Others	(84,921)	(13,462)
6.02	Net cash investment activities	(297,419)	(104,805)
6.02.01	Investments / AFAC / Acquisitions of Shares	(2,180)	(4,847)
6.02.02	Purchase of property, plant and equipment and intangible assets	(196,628)	(158,189)
6.02.05	Intercompany loans granted	(98,614)	(49,698)
6.02.06	Intercompany loans received	4,076	-
6.02.08	Financial Investments, net of redemption	(4,073)	107,929
6.03	Net cash used in financing activities	1,375,211	807,103
6.03.01	Borrowings and financing raised	80,744	2,246,890
6.03.02	Transactions cost - Borrowings and financing	(1,980)	(28,810)
6.03.03	Borrowings and financing – related parties	2,205,145	1,581,639
6.03.04	Amortization of borrowings and financing	(889,247)	(2,763,750)
6.03.05	Amortization of borrowings and financing - related parties	(13,053)	(222,553)
6.03.06	Amortization of leases	(6,262)	(6,313)
6.03.07	Dividends and interest on shareholder’s equity	(136)	-
6.05	Increase (decrease) in cash and cash equivalents	1,033,879	(245,867)
6.05.01	Cash and equivalents at the beginning of the year	392,107	539,853
6.05.02	Cash and equivalents at the end of the year	1,425,986	293,986

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 03/31/2020 (R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.05	Total comprehensive income	-	-	-	(1,360,851)	(4,643,683)	(6,004,534)
5.05.01	Profit (loss) for the period	-	-	-	(1,360,851)	-	(1,360,851)
5.05.02	Other comprehensive income	-	-	-	-	(4,643,683)	(4,643,683)
5.05.02.04	Translation adjustments for the year	-	-	-	-	380,042	380,042
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	31	31
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	(5,025,225)	(5,025,225)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,469	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,360,851)	(3,473,059)	4,170,010

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 03/31/2019
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735
5.05	Total comprehensive income	-	-	-	(7,572)	150,183	142,611
5.05.01	Profit (loss) for the period	-	-	-	(7,572)	-	(7,572)
5.05.02	Other comprehensive income	-	-	-	-	150,183	150,183
5.05.02.04	Translation adjustments for the year	-	-	-	-	(21,804)	(21,804)
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	30	30
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	165,777	165,777
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	6,180	6,180
5.07	Closing balance	4,540,000	32,720	3,064,827	(7,572)	1,215,371	8,845,346

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
7.01	Revenues	3,772,385	3,901,138
7.01.01	Sales of products and rendering of services	3,769,699	3,751,792
7.01.02	Other revenues	4,729	127,754
7.01.04	Allowance for (reversal of) doubtful debts	(2,043)	21,592
7.02	Raw materials acquired from third parties	(3,469,351)	(3,373,861)
7.02.01	Cost of sales and services	(2,878,256)	(3,060,346)
7.02.02	Materials, electric power, outsourcing and other	(585,281)	(304,580)
7.02.03	Impairment/recovery of assets	(5,814)	(8,935)
7.03	Gross value added	303,034	527,277
7.04	Retentions	(209,001)	(158,007)
7.04.01	Depreciation, amortization and depletion	(209,001)	(158,007)
7.05	Wealth created	94,033	369,270
7.06	Value added received	(392,985)	657,660
7.06.01	Equity in results of affiliates companies	(590,690)	549,470
7.06.02	Financial income	53,376	101,370
7.06.03	Others	144,329	6,820
7.06.03.01	Others and exchange gains	144,329	6,820
7.07	Wealth for distribution	(298,952)	1,026,930
7.08	Wealth distributed	(298,952)	1,026,930
7.08.01	Personnel	355,029	347,839
7.08.01.01	Salaries and wages	249,708	241,697
7.08.01.02	Benefits	69,873	70,631
7.08.01.03	Severance payment (FGTS)	35,448	35,511
7.08.02	Taxes, fees and contributions	156,377	119,424
7.08.02.01	Federal	113,851	60,064
7.08.02.02	State	42,526	59,360
7.08.03	Remuneration on third-party capital	550,493	567,239
7.08.03.01	Interest	1,335,564	488,035
7.08.03.02	Rental	1,618	1,030
7.08.03.03	Others	(786,689)	78,174
7.08.03.03.01	Others and exchange losses	(786,689)	78,174
7.08.04	Remuneration on Shareholders' capital	(1,360,851)	(7,572)
7.08.04.03	Retained earnings (accumulated losses)	(1,360,851)	(7,572)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
1	Total assets	52,723,083	50,869,276
1.01	Current assets	14,385,591	12,725,805
1.01.01	Cash and cash equivalents	3,281,138	1,088,955
1.01.02	Financial investments	1,644,460	2,633,173
1.01.02.01	Financial investments measured a fair value through profit or loss	1,152,266	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	1,152,266	2,114,620
1.01.02.03	Financial investments at amortized cost	492,194	518,553
1.01.03	Trade receivables	2,205,944	2,047,931
1.01.04	Inventory	5,465,046	5,282,750
1.01.08	Other current assets	1,789,003	1,672,996
1.01.08.03	Others	1,789,003	1,672,996
1.01.08.03.01	Recoverable taxes	1,388,468	1,282,415
1.01.08.03.02	Prepaid expenses	208,868	107,428
1.01.08.03.03	Dividends receivable	44,554	44,554
1.01.08.03.04	Derivative financial instruments	4,579	1,364
1.01.08.03.05	Others	142,534	237,235
1.02	Non-current assets	38,337,492	38,143,471
1.02.01	Long-term assets	7,558,528	7,626,577
1.02.01.03	Financial investments at amortized cost	121,027	95,719
1.02.01.07	Deferred taxes assets	2,475,496	2,473,304
1.02.01.10	Other non-current assets	4,962,005	5,057,554
1.02.01.10.03	Recoverable taxes	1,956,660	2,119,940
1.02.01.10.04	Judicial deposits	333,120	328,371
1.02.01.10.05	Prepaid expenses	129,562	126,213
1.02.01.10.06	Receivable from related parties	1,365,520	1,274,972
1.02.01.10.07	Others	1,177,143	1,208,058
1.02.02	Investments	3,600,997	3,584,169
1.02.02.01	Equity interest	3,438,752	3,482,974
1.02.02.02	Investment Property	162,245	101,195
1.02.03	Property, plant and equipment	19,857,633	19,700,944
1.02.03.01	Property, plant and equipment in operation	19,392,387	19,228,599
1.02.03.02	Right of use in leases	465,246	472,345
1.02.04	Intangible assets	7,320,334	7,231,781

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 03/31/2020	Previous Year 12/31/2019
2	Total Liabilities	52,723,083	50,869,276
2.01	Current liabilities	11,970,831	11,619,957
2.01.01	Payroll and related taxes	308,501	317,510
2.01.02	Trade payables	3,451,945	3,012,654
2.01.03	Tax payables	486,766	541,027
2.01.04	Borrowings and financing	5,314,667	5,125,843
2.01.05	Other payables	2,325,921	2,526,444
2.01.05.02	Others	2,325,921	2,526,444
2.01.05.02.04	Dividends and interests on shareholder´s equity	13,116	13,252
2.01.05.02.05	Advances from clients	809,173	787,604
2.01.05.02.06	Trade payables – Drawee risk	937,576	1,121,312
2.01.05.02.07	Lease liabilities	31,807	35,040
2.01.05.02.09	Other payables	534,249	569,236
2.01.06	Provisions	83,031	96,479
2.01.06.01	Provision for tax, social security, labor and civil risks	83,031	96,479
2.02	Non-current liabilities	35,345,710	27,887,387
2.02.01	Borrowings and financing	30,305,393	22,841,193
2.02.02	Other payables	2,426,514	2,493,702
2.02.02.02	Others	2,426,514	2,493,702
2.02.02.02.03	Advances from clients	1,699,617	1,845,248
2.02.02.02.04	Lease liabilities	434,640	439,350
2.02.02.02.05	Derivative financial instruments	94,909	-
2.02.02.02.06	Other payables	197,348	209,104
2.02.03	Deferred taxes assets	620,227	589,539
2.02.04	Provisions	1,993,576	1,962,953
2.02.04.01	Provision for tax, social security, labor and civil risks	536,751	526,768
2.02.04.02	Other provisions	1,456,825	1,436,185
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	544,641	524,001
2.02.04.02.04	Pension and healthcare plan	912,184	912,184
2.03	Shareholders’ equity	5,406,542	11,361,932
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	4,431,200	4,431,200
2.03.04.01	Legal reserve	278,576	278,576
2.03.04.02	Earnings reserves	4,210,888	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	(1,360,851)	-
2.03.08	Other comprehensive income	(3,473,059)	1,170,624
2.03.09	Profit attributable to the non-controlling interests	1,236,532	1,187,388

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Consolidated Financial Statements / Statements of Income
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
3.01	Revenues from sale of goods and rendering of services	5,334,653	6,005,466
3.02	Costs from sale of goods and rendering of services	(4,017,707)	(4,021,495)
3.03	Gross profit	1,316,946	1,983,971
3.04	Operating (expenses)/income	(1,221,313)	(803,252)
3.04.01	Selling expenses	(390,915)	(573,484)
3.04.02	General and administrative expenses	(119,055)	(120,181)
3.04.04	Other operating income	102,689	228,952
3.04.05	Other operating expenses	(768,924)	(364,372)
3.04.06	Equity in results of affiliated companies	(45,108)	25,833
3.05	Profit before financial income (expenses) and taxes	95,633	1,180,719
3.06	Financial income (expenses)	(1,201,138)	(635,099)
3.06.01	Financial income	65,131	111,314
3.06.02	Financial expenses	(1,266,269)	(746,413)
3.06.02.01	Net exchange differences over financial instruments	364,882	(113,564)
3.06.02.02	Financial expenses	(1,631,151)	(632,849)
3.07	Profit (loss) before taxes	(1,105,505)	545,620
3.08	Income tax and social contribution	(206,204)	(458,857)
3.09	Profit (loss) from continued operations	(1,311,709)	86,763
3.11	Consolidated Profit (loss) for the year	(1,311,709)	86,763
3.11.01	Profit attributable to the controlling interests	(1,360,851)	(7,572)
3.11.02	Profit attributable to the non-controlling interests	49,142	94,335
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	(0.98604)	(0.00551)
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	(0.98604)	(0.00551)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
4.01	Consolidated profit (loss) for the year	(1,311,709)	86,763
4.02	Other comprehensive income	(4,643,681)	150,183
4.02.01	Actuarial gains over pension plan of subsidiaries, net of taxes	33	30
4.02.02	Cumulative translation adjustments for the year	380,042	(21,804)
4.02.04	Losses in cash flow hedge	(5,390,043)	(18,440)
4.02.05	Cash flow hedge reclassified to income upon realization	364,818	184,217
4.02.06	(Loss)/gain on hedge of net investment in foreign operations.	1,469	6,180
4.03	Consolidated comprehensive income for the year	(5,955,390)	236,946
4.03.01	Profit attributable to the controlling interests	(6,004,534)	142,611
4.03.02	Profit attributable to the non-controlling interests	49,144	94,335

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
6.01	Net cash from operating activities	466,933	1,185,970
6.01.01	Cash from operations	1,166,186	1,018,203
6.01.01.01	Profit attributable to the controlling interests	(1,360,851)	(7,572)
6.01.01.02	Results of non-controlling shareholders	49,142	94,335
6.01.01.03	Financial charges in borrowing and financing raised	470,990	465,928
6.01.01.04	Financial charges in borrowing and financing granted	(11,481)	(13,946)
6.01.01.05	Charges on lease liabilities	13,056	4,957
6.01.01.06	Equity in results of affiliated companies	45,108	(25,833)
6.01.01.07	Deferred taxes assets	(11,351)	89,039
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(8,685)	(69,853)
6.01.01.09	Monetary and exchange variations, net	522,571	239,582
6.01.01.10	Write-off of property, plant and equipment and Intangible assets	1,400	13,712
6.01.01.11	Provision for environmental liabilities and decommissioning of assets	20,640	7,592
6.01.01.12	Updated shares – Fair value through profit or loss	962,561	(127,653)
6.01.01.13	Depreciation, amortization and depletion	437,507	328,070
6.01.01.14	Accrued/(reversal) for consumption and services	37,158	8,853
6.01.01.17	Other provisions	(1,579)	10,992
6.01.02	Changes in assets and liabilities	(699,253)	167,767
6.01.02.01	Trade receivables - third parties	(89,849)	(713,057)
6.01.02.02	Trade receivables - related party	(31,572)	(92,283)
6.01.02.03	Inventory	(13,512)	(653,465)
6.01.02.04	Receivables - related parties/dividends	-	447
6.01.02.05	Tax assets	57,227	(41,211)
6.01.02.06	Judicial deposits	(4,749)	(11,569)
6.01.02.08	Trade payables	341,567	(170,461)
6.01.02.09	Trade payables – Drawee risk	(183,736)	235,181
6.01.02.10	Payroll and related taxes	(14,420)	14,014
6.01.02.11	Taxes in installments – REFIS	(61,612)	282,973
6.01.02.12	Payables to related parties	(20,572)	(30,173)
6.01.02.13	Advances from clients	(130,568)	1,935,831
6.01.02.14	Interest paid	(511,242)	(590,621)
6.01.02.16	Others	(36,215)	2,161
6.02	Net cash investment activities	(404,851)	(220,750)
6.02.02	Purchase of property, plant and equipment and intangible assets	(353,698)	(313,579)
6.02.04	Receipt/(payment) in derivative transactions	-	(372)
6.02.07	Intercompany loans granted	(82,089)	(40,643)
6.02.08	Intercompany loans received	3,022	16,796
6.02.09	Financial Investments, net of redemption	27,914	117,048
6.03	Net cash used in financing activities	2,157,127	(514,817)
6.03.01	Borrowings and financing raised	4,553,970	2,465,845
6.03.02	Transactions cost - Borrowings and financing	(9,131)	(28,810)
6.03.03	Amortization of borrowings and financing	(2,363,666)	(2,939,145)
6.03.04	Dividends and interest on shareholder’s equity	(136)	-
6.03.05	Amortization of leases	(23,910)	(12,707)
6.04	Exchange rate on translating cash and cash equivalents	(27,026)	3,670
6.05	Increase (decrease) in cash and cash equivalents	2,192,183	454,073
6.05.01	Cash and equivalents at the beginning of the year	1,088,955	2,248,004
6.05.02	Cash and equivalents at the end of the year	3,281,138	2,702,077

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 03/31/2020
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.05	Total comprehensive income	-	-	-	(1,360,851)	(4,643,683)	(6,004,534)	49,144	(5,955,390)
5.05.01	(Loss) profit for the year	-	-	-	(1,360,851)	-	(1,360,851)	49,142	(1,311,709)
5.05.02	Other comprehensive income	-	-	-	-	(4,643,683)	(4,643,683)	2	(4,643,681)
5.05.02.04	Translation adjustments for the year	-	-	-	-	380,042	380,042	-	380,042
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	31	31	2	33
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(5,025,225)	(5,025,225)	-	(5,025,225)
5.05.02.08	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	1,469	1,469	-	1,469
5.07	Closing balance	4,540,000	32,720	4,431,200	(1,360,851)	(3,473,059)	4,170,010	1,236,532	5,406,542

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 03/31/2019
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.05	Total comprehensive income	-	-	-	(7,572)	150,183	142,611	94,335	236,946
5.05.01	(Loss) profit for the year	-	-	-	(7,572)	-	(7,572)	94,335	86,763
5.05.02	Other comprehensive income	-	-	-	-	150,183	150,183	-	150,183
5.05.02.04	Translation adjustments for the year	-	-	-	-	(21,804)	(21,804)	-	(21,804)
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	-	-	-	-	30	30	-	30
5.05.02.07	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	165,777	165,777	-	165,777
5.05.02.08	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	6,180	6,180	-	6,180
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	2	2
5.06.04	Non-controlling interests in subsidiaries	-	-	-	-	-	-	2	2
5.07	Closing balance	4,540,000	32,720	3,064,827	(7,572)	1,215,371	8,845,346	1,405,042	10,250,388

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

Code	Description	Year to date 01/01/2020 to 31/03/2020	YTD previous year 01/01/2019 to 31/03/2019
7.01	Revenues	6,143,475	6,948,101
7.01.01	Sales of products and rendering of services	6,137,834	6,795,881
7.01.02	Other revenues	6,962	131,521
7.01.04	Allowance for (reversal of) doubtful debts	(1,321)	20,699
7.02	Raw materials acquired from third parties	(4,758,610)	(4,677,204)
7.02.01	Cost of sales and services	(3,776,787)	(3,742,381)
7.02.02	Materials, electric power, outsourcing and other	(961,472)	(893,674)
7.02.03	Impairment/recovery of assets	(20,351)	(41,149)
7.03	Gross value added	1,384,865	2,270,897
7.04	Retentions	(436,293)	(328,070)
7.04.01	Depreciation, amortization and depletion	(436,293)	(328,070)
7.05	Wealth created	948,572	1,942,827
7.06	Value added received	698,088	95,823
7.06.01	Equity in results of affiliated companies	(45,108)	25,833
7.06.02	Financial income	65,131	111,314
7.06.03	Others	678,065	(41,324)
7.06.03.01	Others and exchange gains	678,065	(41,324)
7.07	Wealth for distribution	1,646,660	2,038,650
7.08	Wealth distributed	1,646,660	2,038,650
7.08.01	Personnel	584,191	610,988
7.08.01.01	Salaries and wages	432,137	457,968
7.08.01.02	Benefits	108,569	108,793
7.08.01.03	Severance payment (FGTS)	43,485	44,227
7.08.02	Taxes, fees and contributions	424,401	631,219
7.08.02.01	Federal	352,361	551,594
7.08.02.02	State	63,146	74,681
7.08.02.03	Municipal	8,894	4,944
7.08.03	Remuneration on third-party capital	1,949,777	709,680
7.08.03.01	Interest	1,631,151	632,849
7.08.03.02	Rental	5,441	5,342
7.08.03.03	Others	313,185	71,489
7.08.03.03.01	Others and exchange losses	313,185	71,489
7.08.04	Remuneration on Shareholders' capital	(1,311,709)	86,763
7.08.04.03	Retained earnings (accumulated losses)	(1,360,851)	(7,572)
7.08.04.04	Non-controlling interests in retained earnings	49,142	94,335

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Comments on the Company’s Consolidated Performance

São Paulo, May 23, 2020

Results for the First Quarter of 2020

Companhia Siderúrgica Nacional (“CSN”) (B3 S.A. – Brasil, Bolsa e Balcão: CSNA3) (NYSE: SID) announces its results for the first quarter of 2020 (1Q20) in Brazilian Reais,  in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/10.

All comments presented herein refer to the Company’s consolidated results for the first quarter of 2020 (1Q20) and comparisons refer to the fourth quarter of 2019 (4Q19) and the first quarter of 2019 (1Q19). The Real/U.S. dollar exchange rate was R$5.1987 on 03/31/2020, R$4.0307 on 12/31/2019 and R$3.8967 on 03/31/2019.

Operating and Financial Highlights in 1Q20

•        Adjusted EBITDA reached R$1,331 million in 1Q20, even with a lower iron ore production.

•        Adjusted Free Cash Flow reached R$506MM, reflecting actions for liquidity protection.

•        Iron ore production totaled 5.9 million tons in the 1Q20, 39% lower YoY, due to heavy rains in the region and delay in new mining fronts.

•        Steel Sales Volume reached 1,140 thousand tons, 2% higher than in 4Q19. Steel EBITDA showed sequential growth of 68%, totalling R$298MM.

•        Net debt/EBITDA reached 4.78x, or 1.01x higher than 4Q19, due to strong exchange rate variation.

•        New Bonds issued due 2028 in the amount of US$1.0 billion, providing significant increase in debt’s maturities.

Highlights	1Q19	4Q19	1Q20	Variation
1Q20	x	1Q19	1Q20	x	4Q19
Steel Sales (thousand tons)	1,175	1,117	1,140	(3%)	2%
- Domestic Market	811	819	775	(4%)	(5%)
- Subsidiaries Abroad	340	283	356	5%	26%
- Exports	24	14	8	(64%)	(41%)

Iron Ore Sales (thousand tons)	8,859	10,334	5,609	(37%)	(46%)
- Domestic Market	1,169	953	1,806	(7%)	14%
- Exports	7,690	9,382	4,524	(41%)	(52%)

Consolidated Results (R$ millions)
Net Revenue	6,005	6,524	5,335	(11%)	(18%)
Gross Profit	1,948	2,108	1,317	(32%)	(38%)
Adjusted EBITDA¹	1,724	1,580	1,331	(23%)	(16%)

Adjusted Net Debt²	25,772	27,360	32,804	27%	20%
Adjusted Cash and Cash Equivalents²	3,601	1,857	4,129	15%	122%
Net Debt / Adjusted EBITDA	4.07x	3.77x	4.78x	0.71x	1.01x

¹ Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of jointly owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI (until November/2019).

² Adjusted net debt and adjusted cash and cash equivalents includes the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI (until November/2019), excluding forfaiting and drawee risk operations.

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CSN’s Consolidated Result

•        Net revenue in 1Q20 totaled R$5,335 million, 11% and 8% less than 1Q19 and 4Q19, respectively. The decrease in iron ore sales volume was due to the heavy rainfall and delay in new mining fronts.

•         In 1Q20, cost of goods sold totaled R$4,018 million, 9.3% lower than the previous quarter.

•        In 1Q20, gross profit reached R$1,317 million, a 34% contraction compared to 1Q19. Gross margin decreased 8.3 p.p. versus 1Q19, to 24.7% in 1Q20, due to a punctual drop in iron ore volumes.

•        In 1Q20, selling, general and administrative expenses totaled R$510 million, 26.5% lower YoY, while net revenue, in the same comparison basis, reached 11%. Selling expenses strongly decreased by 32% in 1Q20, while general and administrative expenses dropped 2.8% in the same period, corresponding 2.1% of net revenue, stable when compared to 1Q19.

•        Other operating income and expenses was negative by R$666MM, mainly due to cash flow hedging and to idle capacity in mining equipment.

•        Financial result was negative by R$1,201MM, impacted by the exchange rate variation and Usiminas’ shares drop providing negative results without cash impact in the amount of R$962MM.

Financial Result (R$ million)	1Q19	4Q19	1Q20
Financial Result - IFRS	(635)	(298)	(1,201)
Financial Revenue	111	68	65
Financial Expenses	(746)	(366)	(1,266)
Financial Expenses (ex-exchange rate variation)	(633)	(624)	(1,631)
Result with Exchange Rate Variation	(113)	258	365
Monetary and Exchange Rate Variation	(125)	605	(4,928)
Hedge Accounting	12	(355)	5,389
Derivative Result	0	8	(96)

•        Equity result of affiliated companies was negative by R$45 million in 1Q20 versus a positive amount of R$7 million in 4Q19, mainly due to the negative result from MRS caused by a strong reduction of cargoes with heavy rains above historical average.

Equity Results of Affiliated Companies (R$ million)	1Q19	4Q19	1Q20
MRS Logística	43	16	(34)
CBSI	1	2	-
TLSA	(6)	(2)	(6)
Arvedi Metalfer BR	-	(1)	(1)
Eliminações	(12)	(8)	(4)
Equity in Results of Affiliated companies	26	7	(45)

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•        In 1Q20, the Company registered a net loss of R$1,312 million, versus a net gain of R$87 million in 1Q19, mainly due to non-operational issues and non-cash such as hedge accounting and market value loss in Usiminas shares.

Adjusted EBITDA (R$ million)	1Q19	4Q19	1Q20	Variation
1Q20	x	1Q19	1Q20	X	4Q19
Net Profit /(Loss) for the period	87	1,134	(1,312)	(1,608%)	(216%)
(-) Depreciation	306	432	415	36%	(4%)
(+) Income tax and social contribution	459	(474)	206	(55%)	(143%)
(+) Net financial result	635	298	1,201	89%	303%
EBITDA (ICVM 527)	1,487	1,390	511	(66%)	(63%)
(+) Other Operating Income/Expenses	135	103	666	393%	547%
(+) Equity in Results of Affiliated Companies	(26)	(7)	45	(273%)	(743%)
(-) Proportional EBITDA of Jointly Owned Subsidiaries	127	94	109	(14%)	16%
Adjusted EBITDA	1,724	1,580	1,331	(23%)	(16%)

*The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) with the understanding that these items should not be considered when calculating recurring operating cash flow.

•  Adjusted EBITDA reached R$1,331 million in 1Q20, versus R$1,580 million in 4Q19, due to low iron ore production as a result of severe rain, although partially compensated by the gradual evolution of steel’s result. Adjusted EBITDA margin reached 24.1%, or 0.6 p.p. higher in the same comparison basis.

¹ Adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, which considers stakes of 100% in CSN Mineração and 37.27% in MRS and 50% in CBSI (until November/19).

Adjusted Free Cash Flow¹

Adjusted Free Cash Flow in 1Q20 reached R$506MM, negatively influenced by lower cash generation measured by EBITDA in mining segment, due to severe rain in the period.

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¹ Adjusted free cash flow is calculated from adjusted EBITDA less EBITDA of joint ventures, Capex, Income tax, financial result and variation of working capital ¹, excluding the impact of Glencore’s prepay.

²Adjusted Working Capital comprises the variation in NWC (-R$ 187 million), plus variation in long-term asset and liability accounts (+ R$ 192 million, mainly reclassification of PIS / COFINS credits), and adjusted by following non-cash launches in the period: (i) Receipt of Property in Payment (-R$ 61 million), and (ii) Recognition of Tax Credits (+ R$ 104 million).

Debt

On 03/31/2020, consolidated net debt was R$32,804 million, while net debt/EBITDA, reached 4.78x, or 1.01x higher than in 4Q19. Debt evolution in the quarter was impacted by the exchange rate variation, with no cash impact, considering a longer duration of debt in dollars.

In 1Q20, the Company issued new Bonds due in 2028 in the amount of US$1.0 billion, obtaining an increase in its debt duration. Additionally, the liquidity support obtained solves the Company’s short-term financial obligations.

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Foreign Exchange Exposure

Net FX exposure on the consolidated balance sheet on 03/31/2020 was US$374 million, as shown in the table below.

Foreign Exchange Exposure	03/31/2019	12/31/2019	03/31/2020
(in US$ ‘000)	IFRS	IFRS	IFRS
Cash	99	105	293
Accounts Receivable	486	346	323
Other	7	4	3
Total Assets	593	455	619
Loans and Financing	(4,053)	(4,097)	(4,730)
Trade Payables	(125)	(69)	(87)
Other Payables	(3)	(3)	(3)
Total Liabilities	(3,181)	(4,169)	(4,819)

Natural Foreign Exchange Exposure (Assets - Liabilities)	(2,589)	(3,714)	(4,200)
Cash Flow Hedge Accounting	1,862	2,531	4,641
Swap CDI x Dollar	-	(67)	(67)
Net Foreign Exchange Exposure	(1,726)	(1,250)	374

Hedge Accounting adopted by CSN correlates projected export in dollars with scheduled debt payments in the same currency. Therefore, the exchange rate variation of the dollar-denominated debt is temporarily accounted for under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Investments

A total of R$354 million were invested in 1Q20, due to the slowdown in expenses in several sustaining projects in the steel segment, within the context of the stoppage of blast furnace #3 which occurred during 2Q19. In mining, investments were related mostly with operational continuity.

Investments (R$ million)	2018	1Q19	2Q19	3Q19	4Q19	2019	1Q20
Steel	637	160	212	405	576	1,353	170
Mining	505	118	190	165	174	647	132
Other	175	35	44	40	96	215	51
Total Investments - IFRS	1,318	314	446	610	846	2,216	354

Net Working Capital

Net Working Capital invested in the business totaled R$3,826 million in 1Q20, raising the financial cycle in 8 days when compared to 4Q19, due to higher accounts receivable and inventory balance, but partially offset by trade payables.

Net Working Capital analysis applied to the business disregard Glencore’s advance, as shown in the table below:

Net Working Capital (R$ million)	1Q19	4Q19	1Q20	Variation
1Q20	x	1Q19	1Q20	X	4Q19
Assets	10,293	8,997	9,451	(842)	454
Accounts Receivable	2,838	2,048	2,206	(632)	158
Inventories	5,663	5,283	5,465	(198)	182
Prepaid Taxes	764	828	889	125	61
Credit from PIS/COFINS	658	455	500	(158)	45
Anticipated Expenses	194	204	209	15	5
Dividends Receivable	45	44	44	(2)	-
Other Assets NWC¹	131	137	139	9	3
Liabilities	5,696	5,359	5,625	(71)	267
Trade Payables	3,528	4,134	4,390	862	255
Payroll and Related Taxes	415	429	461	46	(18)
Taxes Payable	181	222	271	89	49
Advances from Customers	106	104	110	4	77
Provision for Consumption	298	162	186	(112)	24
Other Liabilities NWC²	1,168	258	208	(960)	(50)
Net Working Capital	4,596	3,639	3,826	(771)	187

Average Term (days)	1Q19	4Q19	1Q20	Variation
1Q20	x	1Q19	1Q20	X	4Q19
Receivables	37	25	32	(5)	7
Payables	76	84	95	19	11
Inventories³	109	92	104	(5)	12
Financial Cycle	70	33	41	(29)	8

¹Other Assets NWC: Consider: Advances and other Accounts Receivable

²Other Liabilities NWC: Consider Other payable accounts, payable dividends, installment taxes and other provisions.

³ Invetories term average term doesn’t consider Warehouse.

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Results by Business Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Energy and Cement. The main assets and/or companies comprising each segment are presented below:

STEEL	MINING	LOGISTICS	ENERGY	CEMENT

STEEL	MINING	LOGISTICS	ENERGY	CEMENT
Usina Presidente Vargas Porto Real Paraná Lusosider Prada (Distribution and Packaging) Long Steel (UPV) SWT	Casa de Pedra Tecar Engenho Pires Fernandinho ERSA	Railways: MRS and FTL Port: Sepetiba Tecon	CSN Energia Itasa	Volta Redonda Arcos

Net Revenue by Segment – 1Q20 (R$ million)

Steel
62%
3.605
3.349
3.542
1Q19
4Q19
1Q20
Mining
29%
2.079
2.522
1.646
1Q19
4Q19
1Q20
Logistics
6%
387
348
357
1Q19
4Q19
1Q20
Energy
1%
70
103
42
1Q19
4Q19
1Q20
Cement
3%
120
144
146
1Q19
4Q19
1Q20

Adjusted EBITDA by Segment – 1Q20 (R$ million)

Steel
22%
344
177
298
1Q19
4Q19
1Q20
Mining
67%
1.259
1.290
921
1Q19
4Q19
1Q20
Logistics
10%
141
115
134
1Q19
4Q19
1Q20
Energy
1%
6
17
9
1Q19
4Q19
1Q20
Cement
1%
-7
22
1Q19
4Q19
1Q20

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1Q20 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,542	1,646	75	282	42	146	(398)	5,335
Domestic Market	2,511	263	75	282	42	146	(581)	2,738
Foreign Market	1,031	1,382	-	-	-	-	184	2,597
COGS	(3,237)	(823)	(49)	(270)	(29)	(145)	537	(4,018)
Gross Profit	305	823	25	12	13	1	139	1,317
SG&A	(214)	(46)	(10)	(26)	(8)	(23)	(183)	(510)
Depreciation	207	145	8	124	4	36	(110)	415
Proportional EBITDA of jointly owned subsidiaries	-		-	-	-	-	109	109
Adjusted EBITDA	298	921	23	111	9	14	(45)	1,331
4Q19 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,349	2,522	55	292	103	144	57	6,524
Domestic Market	2,529	242	55	292	103	144	(606)	2,761
Foreign Market	820	2,280	-	-	-	-	663	3,763
COGS	(3,171)	(1,323)	(39)	(260)	(84)	(141)	590	(4,429)
Gross Profit	178	1,199	16	32	20	3	646	2,095
SG&A	(230)	(43)	(9)	(32)	(7)	(24)	(696)	(1,041)
Depreciation	228	134	7	100	4	43	(85)	432
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	94	94
Adjusted EBITDA	177	1,290	15	100	17	22	(41)	1,580
1Q19 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,605	2,079	52	335	70	120	(255)	6,005
Domestic Market	2,567	245	52	335	70	120	(629)	2,760
Foreign Market	1,038	1,834	-	-	-	-	374	3,245
COGS	(3,222)	(870)	(47)	(261)	(61)	(138)	577	(4,021)
Gross Profit	383	1,209	5	74	9	(18)	322	1,984
SG&A	(197)	(42)	(9)	(27)	(7)	(21)	(390)	(694)
Depreciation	157	92	7	92	4	32	(79)	306
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	127	127
Adjusted EBITDA	344	1,259	3	138	6	(7)	(19)	1,724

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 443.0 million tons (Mton) in 1Q20, 1.4% lower YoY. Asia produced 315.2 Mton, drop of 0.3%, while the European Union and North America reduced by 10% and 4.0%, respectively YoY.

•      In 1Q20, CSN’s slab production totaled 884 thousand tons, 14% higher than in 4Q19, normalizing production after the revamp of blast furnace #3 in 2H19.

Steel Production	1Q19	4Q19	1Q20	Variation
(thousand tons)				1Q20	x	1Q19	1Q20	x	4Q19
Total Slabs (UPV + Third parties)	1,040	934	943	(9%)			1%
Slab Production	830	775	884	7%			14%
Third-party Slabs	210	160	58	(72%)			(64%)
Total Flat Rolled Products	927	845	928	-			10%
Total Long Rolled Products	51	61	51	-			(17%)

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In 1Q20, total sales reached 1,140 thousand tons, 2% higher compared to 4Q19, mainly due to higher sales in the foreign market. Domestic sales started to slowdown in the third week of March, due to the COVID-19 pandemic effects in some important segments.

•

In 1Q20, volume of steel sold in the domestic markettotaled 775 thousand tons, 5% less than 4Q19. Of this total, 720 thousand tons are flat steel and 55 thousand tons were long steel. According to the Brazilian Steel Institute (IABr), apparent consumption reached 5.1 million tons, decreasing 0.6% versus 1Q19. Brazilian crude steel production reached 8 million tons, decreasing 7% YoY.

•

In foreign markets,sales in 1Q20 totaled 365 thousand tons, 22% higher QoQ, due to seasonality at SWT/Lusosider/LLC. In this period, 8 thousand tons were exported directly, and 356 thousand tons were sold through subsidiaries overseas, with 45 thousand tons by LLC, 221 thousand tons by SWT, and 90 thousand tons by Lusosider.

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•        In 1Q20, CSN maintained a high share of coated products of its total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized and tin plates accounted for 49% of flat steel sales, considering all the markets in which the Company operates. In the domestic market, coated products maintained 43% of flat steel sales in 1Q20.

According to ANFAVEA (National Association of Automobile Manufacturers), in 1Q20, the production of automobiles, light commercial vehicles, trucks and buses reached 585,889 thousand units, decreasing 16% YoY. Exports recorded a lower performance, totaling sales of 88,998 thousand vehicles, a 14.9% reduction in volume YoY.

According to ABRAMAT (Construction Material Manufacturers’ Association), sales of construction materials increased 2.4% in 1Q20 on a YoY basis.

According to IBGE (Brazilian Institute of Geography and Statistics), production of home appliances increased by 11.8% in the last twelve months until March 2020, versus the same period in 2019.

•

Net revenue from Steel operations reached R$3,542 million in 1Q20, 6% higher than in 4Q19. This was due to higher sales volume in the foreign market and higher prices in both, domestic and foreign markets. The average price in domestic market was 4% highercompared to the previous quarter, due to an increasing in steel prices. In the foreign market, the average price was 3% higher in the same comparison basis.

•	Cost of goods sold increased by 2% in 1Q20 over 4Q19, totaling R$3,237 million.
•

Slab production cost in 1Q20 reached R$2,036/t,   impacted by (1) power outage by utility company due to technical malfunction at a substation in January; (2) high humidity of raw materials impacted performance of the blast furnace in February.

•	Since January, with production volumes stabilizing, slab cost has been positively evolving in a consistent way.
•	Adjusted EBITDA reached R$298 million in 1Q20, 68% higher than in 4Q19, with EBITDA margin at 8.4% in 1Q20.

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Earnning Results

In 1Q20, resilient steel demand in China (+1.4% YoY of gross steel production) and the prospect of an iron ore balance deficit, due to the heavy rainfall in Minas Gerais, had a lightly positive effect on prices. Within this context, iron ore reached an average price of US$89.00/dmt (Platts, Fe62%, N. China), stable when compared with the 4Q19 (US$88.61/dmt).

As for maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$13.79/wmt in 1Q20, 33% lower than the previous quarter, influenced by balanced supply and demand of vessels, as well as, oil prices at lower levels.

•        In 1Q20, iron ore production totaled 5.9 million tons, 39% lower YoY due to heavy rainfall in the region and delay in new mining fronts.

•        In 1Q20, sales volume reached 5.6 million tons, 37% lower YoY due to production restrictions, even with good availability of iron ore from third parties.

Mining Production Volume and Sales	1Q19	4Q19	1Q20	Variation
(thousand tons)				1Q20	x	1Q19	1Q20	x	4Q19
Total Production	9,719	8,859	5,942	(39%)			(33%)
Sales to UPV	1,169	953	1,086	(7%)			14%
Volume Sold to Third Parties	7,690	9,382	4,524	(41%)			(52%)
Total Sales	8,859	10,334	5,609	(37%)			(46%)

Production volumes includes third party iron ore purchases.

Production and sales volumes includes CSN’s 100% stake in CSN Mineração.

•        In 1Q20, net revenue from mining operations totaled R$1,646 million, 35% lower than the previous quarter, due to lower sales volume (-37%).

•        The Platts 62 index reached US$89.0/dmt stable when compared to the previous quarter. CIF+FOB prices reached US$73.3/wmt, 2% higher than the previous quarter. The positive variation in 1Q20 is explained by the pricing basket of the quotational period and for a lower reduction on FOB freights.

•        Cost of goods sold in the mining segment totaled R$823 million in 1Q20, decreasing 5.4% on a YoY comparison. The FOB Cash Cost was USD21.3/t in 1Q20, or 11% higher YoY due to lower production volumes and a lower operational fixed dilution, that must return to normalized levels in the upcoming quarters.

•        EBITDA reached R$921 million in 1Q20, with an EBITDA margin of 56%, providing a good quarter result even with a lower sales volume.

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CSN’s Logistics Results

Railway Logistics: In 1Q20,net revenuereached R$282 million, with EBITDA of R$111 million and EBITDA margin of 39.2%.

Port Logistics: In 1Q20, Sepetiba Tecon shipped 112 thousand tons of steel products, in addition to 2 thousand tons of general cargo, approximately 37 thousand containers and 488 thousand tons of bulk cargo. Net revenue reached R$75 million, with an EBITDAof R$23 million, and EBITDA marginof 31.1%.

Sepetiba TECON Highlights	1Q19	4Q19	1Q20	Variation
				1Q20	x	1Q19	1Q20	x	4Q19
Container Volume (thousand units)	43	39	37	(14%)			(4%)
Steel Volume (thousand tons)	162	137	112	(31%)			(18%)
General Cargo Volume (thousand tons)	1	3	2	229%			(31%)
Bulk Volume (thousand tons)	56	16	488	772%			3003%
Vehicles Volume (thousand units)	-	2	-	-			-

CSN’s Energy Results

According to EPE (Energy Research Company), electricity consumption in Brazil decreased by 0.9% in 1Q20, versus the same period in 2019. The industrial segment reduced by 0.4% in the quarter, while residential and commercial segments decreased by 0.3% and 2.2%, respectively in the same comparison basis.

In 1Q20, the volume of energy traded decreased, totaling a net revenue of R$42 million, with EBTIDA of R$9 million and EBITDA margin of 22.3%.

CSN’s Cement Results

In 1Q20, domestic cement sales totaled 12.6 million tons, according to preliminary data from SNIC (National Cement Industry Association). This amount represents a decrease of 0.3% over the same period in 2019.

In 1Q20, net revenue reached R$146 million, 1.4% more than the previous quarter and 20.2% higher than in the same period in 2019, due to higher sales volume (+19%) compared to 1Q19, in addition to higher prices, generating an EBITDA of R$14 million and EBITDA margin of 9.7%%.

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Capital Markets

In 1Q20, CSN’s share depreciated 52.48%, while the Ibovespa decreased 15.49%. Daily traded volume (CSNA3) on B3 was R$159 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADR’s) depreciated 63.81% while the Dow Jones moved down 24.08%. On the NYSE, the average daily traded value of CSN’s ADR (SID) was US$12 million.

4Q19		1Q20
Number of shares (in thousands)	1,387,524	1,387,524
Market Cap
Closing price (R$/share)	14.11	6.98
Closing price (US$/ADR)	3.45	1.31
Market cap (R$ million)	20,805	9,685
Market cap (US$ million)	5,230	1,818
Total return including Dividends and Interest on Equity
CSNA3	6.73%	(52.48%)
SID	8.83%	(63.81%)
Ibovespa	11.14%	(15.49%)
Dow Jones	7.40%	(24.08%)
Volume
Daily average (thousand shares)	10,651	14,491
Daily average (R$ thousand)	137,760	158,635
Daily average (thousand ADRs)	3,505	4,447
Daily average (US$ thousand)	10,901	12,056
Source: Bloomberg

Webcast - 1Q20 Earnings Presentation                                                        Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

 CFO and IRO – Marcelo Cunha Ribeiro

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 José Henrique Triques (jose.triques@csn.com.br)

 Sandra Saad (sandra.saad@csn.com.br)

 Guilherme Vinco (guilherme.vinco@csn.com.br)

May 15, 2020
03:00 p.m. (US EDT)
04:00 p.m. (Brasilia Time)
Phone.: +1 929 378-3440 / +1 516 300-1066
Code: CSN
Replay Phone: +55 11 3127-4999
Replay Code: 11977050
Webcast: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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CONSOLIDATED SALES VOLUME (in thousands of tons)

1Q19	4Q19	1Q20	Variation
1Q20	x	1Q19	1Q20	x	4Q19
Flat Steel	760	748	720	(40)	(28)
Slab	-	-	-	-	-
Hot Rolled	293	298	262	(31)	(36)
Cold Rolled	155	126	146	(9)	20
Galvanized	244	244	239	(5)	(5)
Tin Plates	68	81	73	5	(8)
UPV Long Steel	51	71	55	4	(16)
DOMESTIC MARKET	811	819	775	(36)	(44)

1Q19	4Q19	1Q20	1Q20	x	1Q19	1Q20	x	4Q19
Flat Steel	137	119	144	7	25
Slab	-	-	8	8	8
Hot Rolled	10	10	13	3	3
Cold Rolled	6	7	7	1	-
Galvanized	96	90	106	10	16
Tin Plates	26	13	9	(17)	(4)
Long Steel Profiles	226	178	221	(5)	43
FOREIGN MARKET	364	298	365	1	67

1Q19	4Q19	1Q20	1Q20	x	1Q19	1Q20	x	4Q19
Flat Steel	897	867	864	(33)	(3)
Slab	-	-	8	8	8
Hot Rolled	303	307	276	(27)	(31)
Cold Rolled	161	133	153	(8)	20
Galvanized	340	334	345	5	11
Tin Plates	94	94	82	(12)	(12)
UPV Long Steel	51	71	55	4	(16)
Long Steel Profiles	226	178	221	(5)	43
TOTAL MARKET	1,175	1,117	1,140	(35)	23

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INCOME STATEMENT
CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)

	1Q19	4Q19	1Q20
Net Sales Revenue	6,005,466	6,523,816	5,334,653
Domestic Market	2,760,089	2,760,705	2,737,944
Foreign Market	3,245,377	3,763,111	2,596,709
Costs of Goods Sold (COGS)	(4,021,495)	(4,429,143)	(4,017,707)
COGS, excluding Depreciation and Depletion	(3,722,830)	(4,009,168)	(3,614,107)
Depreciation/Depletion allocated to COGS	(298,665)	(419,975)	(403,600)
Gross Profit	1,983,971	2,094,673	1,316,946
Gross Margin (%)	33%	32%	25%
Selling Expenses	(572,205)	(907,221)	(387,639)
General and Administrative Expenses	(113,959)	(121,879)	(110,750)
Depreciation and Amortization Expenses	(7,501)	(11,798)	(11,581)
Other Income (Expenses), net	(135,420)	(102,574)	(666,235)
Equity in Results of Affiliated Companies	25,833	6,747	(45,108)
Operating Income Before the Financial Result	1,180,719	957,948	95,633
Net Financial Result	(635,099)	(298,335)	(1,201,138)
Income before Income Tax and Social Contribution	545,620	659,613	(1,105,505)
Income Tax and Social Contribution	(458,857)	474,329	(206,204)
Profit for the Period	86,763	1,133,942	(1,311,709)

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BALANCE SHEET
CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)
	12/31/2019	03/31/2020
Current assets	12,725,805	14,385,591
Cash and cash equivalents	1,088,955	3,281,138
Financial Investments	2,633,173	1,644,460
Accounts Receivable	2,047,931	2,205,944
Inventory	5,282,750	5,465,046
Other Current Assets	1,672,996	1,789,003
Taxes to recover	1,282,415	1,388,468
Prepaid expenses	203,733	208,868
Dividends receivable	44,554	44,554
Derivative financial instruments	1,364	4,579
Others	140,930	142,534
Non-current Assets	38,143,471	38,337,492
Long-term Assets	7,626,577	7,558,528
Financial Investments valued at amortized cost	95,719	121,027
Deferred Taxex	2,473,304	2,475,496
Other non-current assets	5,057,554	4,962,005
Tax to recover	2,119,940	1,956,660
Judicial deposits	328,371	333,120
Prepaid expenses	139,927	129,562
Credts Related Parties	1,274,972	1,365,520
Others	1,194,344	1,177,143
Investments	3,584,169	3,600,997
Shareholdings	3,482,974	3,438,752
Investment Properties	101,195	162,245
Property, plant and equipmet	19,700,944	19,857,633
Fixed Assets in Operation	19,228,599	19,392,387
Lease	472,345	465,246
Intangible Assets	7,231,781	7,320,334
TOTAL ASSETS	50,869,276	52,723,083
Current Liabilities	11,619,957	11,970,831
Payroll and Related Taxes	317,510	308,501
Trade Payables	3,012,654	3,451,945
Taxes Payable	541,027	486,766
Loans and Financing	5,125,843	5,314,667
Other Payables	2,526,444	2,325,921
Dividends and JCP Payable	13,252	13,116
Customer Advances	787,604	809,173
Payables – Drawee Risk	1,121,312	937,576
Lease Liabilities	35,040	31,807
Other Payables	569,236	534,249
Provisions for Tax, Social Security, Labor and Civil Risks	96,479	83,031
Non-current Liabilities	27,887,387	35,345,710
Loans, Financing and Debentures	22,841,193	30,305,393
Other Payables	2,493,702	2,426,514
Customer Advances	1,845,248	1,699,617
Lease Liabilities	439,350	434,640
Derivative financial instruments		94,909
Other Payables	209,104	197,348
Deferred Taxes	589,539	620,227
Provisions for Tax, Social Security, Labor and Civil Risks	526,768	536,51
Other Provisions	1,436,185	1,456,825
Provisions for Environmental Liabilities and Deactivation	524,001	544,641
Pension and Health Plan	912,184	912,184
Equity	11,361,932	5,406,542
Paid-up Capital	4,540,000	4,540,000
Capital Reserve	32,720	32,720
Profit Reserve	4,431,200	4,431,200
Accumulated Earnings		(1,360,851)
Other Comprehensive Income	1,170,624	(3,473,059)
Non-controlling Interest	1,187,388	1,236,532
TOTAL LIABILITIES AND EQUITY	50,869,276	52,723,083

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CASH FLOW

CONSOLIDATED – Brazilian Corporate Law (in thousands of reais)

	1Q19	4Q19	1Q20
Net Cash generated by Operating Activities	1,185,970	1,111,510	466,933
Net income (loss) for the period attributable to controlling shareholders	(7,572)	1,044,514	(1,360,851)
Net income attributable to non-controlling shareholders	94,335	89,428	49,142
Charges on loans and financing raised	465,928	410,529	470,990
Charges on loans and financing granted	(13,946)	(13,509)	(11,481)
Charges on lease liabilities	4,957	16,177	13,056
Depreciation, depletion and amortization	328,070	454,075	437,507
Equity in results of affiliated companies	(25,833)	(6,747)	45,108
Deferred taxes	89,039	(777,754)	(11,351)
Provisions for tax, social security, labor, civil and environmental risk	(69,853)	(31,638)	(8,685)
Monetary and exchange rate variation, net	239,582	(65,389)	522,571
Write-off of fixed and intangible assets	13,712	74,797	1,400
Actuarial liability provision	-	(20,194)	-
Adjusted shares – VJR	(127,653)	(246,525)	962,561
Provisions for decommissioning and environmental liabilities	7,592	9,233	20,640
Monetary correction of compulsory loan to Eletrobrás	(1,715)	-	-
Provisions (reversal) for consumption and services	8,853	(181,587)	37,158
Credit from Pis and Cofins	-	(160,609)	-
Contractual agreements	-	(131,817)	-
Other provisions	10,992	12,029	(1,579)
Working Capital Variation	758,388	1,056,057	(188,011)
Accounts receivable – third parties	(713,057)	211,970	(89,849)
Accounts receivable – related parties	(92,283)	13,551	(31,572)
Inventories	(653,465)	648,224	(13,512)
Borrowings – related parties	447	93,956	-
Taxes to offset	(41,211)	210,739	57,227
Judicial deposits	(11,569)	22,746	(4,749)
Trade payables	(170,461)	(202,903)	341,567
Trade payables – Drawee Risk	235,181	193,134	(183,736)
Payroll and related taxes	14,014	(65,056)	(14,420)
Taxes/Refis	282,973	51,037	(61,612)
Accounts payable – related parties	(30,173)	25,494	(20,572)
Customer advances	1,935,831	(121,136)	(130,568)
Other	2,161	(25,699)	(36,215)
Other Payments and Receipts	(590,621)	(419,560)	(511,242)
Interest paid	(590,621)	(419,560)	(511,242)
Cash Flow from Investing Activities	(220,750)	(919,840)	(404,851)
Investments/Future Advance for capital increase	-	(153,606)	-
Acquisition of intangible assets	(313,579)	(838,544)	(353,698)
Receipt / (payment) in derivative transactions	(372)	142	-
Loans granted - related parties	(40,643)	-	(82,089)
Loans received - related parties	16,796	3,237	3,022
Financial application, net of redemption	117,048	90,276	27,914
Cash used to acquire a stake in CBSI		(21,345)
Cash Flow from Financing Activities	(514,817)	(999,075)	2,157,127
Loans and financing raised	2,465,845	492,789	4,553,970
Loan amortizations – principal	(2,939,145)	(1,340,202)	(2,363,666)
Borrowing costs	(28,810)	(15,289)	(9,131)
Lease amortizations	(12,707)	(37,258)	(23,910)
Dividends paid	-	(99,115)	(136)
Exchange Rate Variation on Cash and Cash Equivalents	3,670	497	(27,026)
Cash Flow	454,073	(806,908)	2,192,183

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.      DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five segments as follows:

•      Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, state of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•      Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, in the state of Minas Gerais, by the subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services by CSN Mineração to CSN. The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings filtering and dams are maintained for contingent situations (power supply shortfalls, sudden interruptions in the beneficiation plant, etc.) for tailing discharges. The Company has invested around R$250 million in two filtering plants. The filtered tailings are placed in piles geotechnically controlled which represents a new trend in iron ore mining without the use of tailing dams. As a result of those measures, decommissioning of dams is the natural path of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•      Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•      Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), the last two having the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha – Pecém (Railway System II),and construction phase, and FTL responsible for the rail links of São Luís - Altos, Altos - Fortaleza, Fortaleza - Sousa, Sousa - Recife/Jorge Lins, Recife/Jorge Lins - Salgueiro, Jorge Lins - Propriá, Paula Cavalcante - Cabedelo, Itabaiana - Macau (Railway System I).

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Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

TECON handles and stores containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk intended for the seaborne market, for own consumption or for different customers.

•      Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 23 - “Segment Information” details the financial information per CSN´s business segment.

•      Going Concern

The interim financial information was prepared based on the normal continuity of its business.

The negotiations for reprofiling part of the debts remain in constant progress and do not jeopardize the Company's operating continuity. The management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Except for the statement in the next paragraph, the assumptions adopted on the disclosures on the bases for evaluating the operational continuity included in the financial statements of December 31, 2019 remain unchanged in their majority, being those financial statements approved by Management on March 4, 2020.

The COVID-19 pandemic was a new and important factor that emerged globally, reaching great relevance at the end of the first quarter 2020 causing impacts to the global economy. Our operations had not experienced significant impacts until March 31, 2020, but we expect some adverse effects during the second quarter. However, it is not possible to predict how long the pandemic will continue active and what its effects will be in the global economy as well as in our activities. We haven’t identified any evidences of continuity risks and substantially maintained our primary operating assumptions unchanged, except for the assessment of turning off the blast furnace No.2 anytime during the second half of May 2020 consequently reducing steel production volumes in the Presidente Vargas steelworks. We continue closely monitoring the pandemic unfoldings and, in the case the global business and economic environments further deteriorate significantly, our projections may be revised to face the incoming challenges. Our other operating projections in mining, cement and logistics continue with no significant impacts.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

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The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2019, filed with CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2019.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 08 - Investments

Note 15 - Taxes in installments

Note 16 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 26 – Employee benefits

Note 27 – Commitments

The parent company and consolidated interim financial information was approved by Management on May 14, 2020.

2.b) Basis of presentation

The interim financial information is presented in Brazilian reais (R$), which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of March 31, 2020, US$1 is equivalent to R$5.1987 (R$4.0307 as of December 31, 2019) and €1 is equivalent to R$5.7264 (R$4.5305 as of December 31, 2019), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended March 31, 2020 and year ended December 31, 2019 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                  Companies

Companies	Number of shares held by CSN in units	Equity interests (%)		Core business
		03/31/2020	12/31/2019	
Direct interest in subsidiaries: full consolidation				
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Islands XI Corp.	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,345,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	445,921,292	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.		100.00	100.00	Advisory and implementation of new development projec
CSN Equipamentos S.A.	999	99.99	99.99	Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura	3,752,292	100.00	100.00	Equity interests and product sales and iron ore
Indirect interest in subsidiaries: full consolidation				
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (1)		-	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (8)		87.52	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
Direct interest in joint operations: proportionate consolidation				
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium
Direct interest in joint ventures: equity method				
MRS Logística S.A. (2)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (3)	24,670,093	47.26	47.26	Railroad logistics
Indirect interest in joint ventures: equity method				
MRS Logística S.A. (2)		16.30	16.30	Railroad transportation
Direct interest in associates: equity method				
Arvedi Metalfer do Brasil S.A.	46,994,971	20.00	20.00	Metallurgy and Equity interests

 (*) Dormant companies, therefore, they are presented in note 9.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed;

1.       The company was liquidated on March 11, 2020;

2.       As of March 31, 2020 and December 31, 2019, the Company directly owned 63,377,198 common shares, 26.611,282 preferred shares class A and 36,765,916 preferred shares class B and indirectly owned 63,388,872 common shares, 25.802,872 preferred shares class A and 37,563,000 preferred shares class B of MRS Logistica S.A..

3.       As of March 31, 2020, the Company held 24,168,304 common shares and 501,789 preferred shares Class B.

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•                  Exclusive funds

	Equity interests (%)
Exclusive funds	03/31/2020	12/31/2019	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

2.d) COVID-19 effects

As of December 31, 2019, the first cases of Covid-19 arose in many countries and in March 2020 the WHO (World Health Organization) declared the pandemic of the virus. Brazil is one of the countries with community transmission and, accordingly, the Company has adopted several precautionary measures to reduce exposure of its employees and assure the continuity of its businesses.

All employees in conditions of vulnerability (group of risk) have been identified and set on vacations together with many others with the purpose of reducing around 50% of the corporate staff in the Company’s premises. Additionally, we provided masks to our employees, placed hand sanitizers in all of our premises and, also, circulate internal communications with preventive measures with the purpose of reinforcing the hygiene protocols recommended by the authorities.

Also, the Company has permanently assessed in details the effects caused by the Covid-19 pandemic in its businesses due to the sharp decrease in the economic activities in Brazil since the end of March 2020, which imposed restrictions and measures of social distancing with the purpose of reducing the virus circulation. The Company expects some impacts in its businesses, but they may not be measured reliably due to all uncertain in which the Company is inserted.

The Company’s economic activity is directly linked to the steel products demand in the automotive, domestic and civil construction segments, as well as in the iron ore’s in the domestic and international markets. Any reduction in the activities of those segments may affect the demand and the prices of our products and bring relevant impacts in our financial position and results.

The potential economic effects of Covid-19 in the Company are presented below:

a) Operating effects

The 2020 budget of investments has been revised considering the adverse effects of a global economic deacceleratiwe on and, consequently, the amount of investments has been reduced since priority is given to primary sustaining investments to maintain our current conditions in the operating capacity, environmental and security.

The Company considers to turn off the blast furnace No.2 in the Presidente Vargas steelplant (UPV), in the city of Volta Redonda – RJ, due to the weak global economic scenario and CSN is a major supplier of raw material to the automotive, appliances and civil construction industries.However, blast furnace No.3 has been recently refurbished and has the productive capacity to supply the current demand and the growing demand that will arise as the pandemic begins to decline and the global economy starts to recover.

As of March 31, 2020, the pandemic effects had not caused relevant impacts in our steel, mining, cement and others revenues. However, the Company expects to experience an important decrease in the domestic steel demand in the second quarter. Those impacts will be partially offset by shifting its products to the international market with an additional benefit of the strong appreciation of the exchange rates against the Brazilian Real.

The Company’s rail and seaborne logistics are not experiencing any impacts as well as the Company’s supply chain that could cause interruptions in its operating activities.

b) Assets recovery and financial and non-financial liabilities

The pandemic has not caused any significant impacts in the fair value of our assets and liabilities, except for the market value of our Usiminas’ shares that, as of March 31, 2020, had accumulated losses of R$962 million in the quarter. It is not possible to predict the actual impact of the pandemic in the Company’s businesses. In limit situations, certain covenants or special obligations applicable to our debt instruments may be achieved. The Company closely monitors the indicators to avoid the risks to its financial position.

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There are no relevant impacts in the Company’s financial assets. A portion of the receivables has been postponed but it is expected to be fully received until the end of the second quarter of 2020. The default rate of the Company’s receivables has not changed significantly and is not expected to change in the future.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operating and economic context in which the Company is inserted gives us more flexibility in the strategies and plans to mitigate the risks and effects of the pandemic and, accordingly, ensure the maintenance of recoverability expected from our non-financial assets, such as equity instruments, property, plant and equipment and tax credits. We realized stressing tests playing with many assumptions of our business projections, especially for the years 2020 and 2021, and did not identify any impairment losses that should be recognized in our financial information as of March 31, 2020.

According to orientations given by the Brazilian Securities and Exchange Commission (CVM), the Company assessed effects that eventually could have a relationship with its business continuity and accounting estimates. Despite we have perceived some adverse effects, we consider risks of continuity do not exist and changes to our accounting estimates are not necessary that could produce significant effects in the Company’s businesses and, consequently, in the financial position. But, due to the scenario uncertain and for being impossible to predict how long the current situation will last, it is not possible to measure reliably future eventual impacts of the pandemic in our businesses, financial position and results. Despite a few effects perceived in the short-term, the Company maintains in its entirety the production and sales projections for the medium and long terms.

3.      CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Current
Cash and cash equivalents
Cash and banks	1,710,799	496,769	278,413	99,835

Short-term investments
In Brazil:
Government securities	439	69,093	77	735
Private securities	1,517,759	462,831	1,147,496	291,537
	1,518,198	531,924	1,147,573	292,272
Abroad:
Private securities	52,141	60,262
Total short-term investments	1,570,339	592,186	1,147,573	292,272
Cash and cash equivalents	3,281,138	1,088,955	1,425,986	392,107

The funds available established in Brazil, are basically invested in private securities and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the funds through exclusive fund investments, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in Time Deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

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4.      FINANCIAL INVESTMENTS

1.     Restricted financial investments linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

2.     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

3.     A portion of the shares is given as guarantee to a portion of the Company’s debt.

4.     Bonds issued by Fibra with maturity in February 2028.

5.      TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Trade receivables
Third parties
Domestic market	1,106,924	1,118,632	822,577	852,434
Foreign market	1,151,052	1,003,905	61,714	62,833
	2,257,976	2,122,537	884,291	915,267
Allowance for doubtful debts	(254,192)	(245,194)	(169,290)	(167,247)
	2,003,784	1,877,343	715,001	748,020
Related parties (Note 17 a)	202,160	170,588	1,338,613	943,623
	2,205,944	2,047,931	2,053,614	1,691,643

In accordance with the sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction in the consolidated totals R$20,531 as of March 31, 2020 (R$51,161 as of December 31, 2019) and in the Parent Company R$ 16,242 (R$47,994 as of December 31,2019).

The gross balance of receivables from third parties is comprised as follows:

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Current	1,773,461	1,739,746	707,345	731,377
Past-due up to 30 days	244,860	132,845	36,219	9,089
Past-due up to 180 days	47,649	23,877	2,528	6,684
Past-due over 180 days	192,006	226,069	138,199	168,117
	2,257,976	2,122,537	884,291	915,267

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Opening balance	(245,194)	(237,352)	(167,247)	(176,855)
Estimated losses	(11,180)	(43,313)	(3,734)	(18,540)
Recovery of receivables	2,182	35,471	1,691	28,148
Closing balance	(254,192)	(245,194)	(169,290)	(167,247)

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6.      INVENTORIES

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Finished goods	1,941,688	1,691,842	1,209,187	1,141,385
Work in progress	1,294,420	1,294,369	1,051,143	1,081,050
Raw materials	1,368,692	1,493,129	691,314	1,021,350
Storeroom supplies	936,795	902,135	524,208	502,591
Advances to suppliers	38,826	35,828	33,017	31,541
Provision for losses	(115,375)	(134,553)	(38,565)	(41,201)
	5,465,046	5,282,750	3,470,304	3,736,716

The movements in the provision for inventory losses are as follows:

	Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Opening balance	(134,553)	(157,754)	(41,201)	(45,076)
Reversal / (losses) for slow-moving and obsolescence	19,178	23,201	2,636	3,875
Closing balance	(115,375)	(134,553)	(38,565)	(41,201)

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7.      OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

1.       Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2.       Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2014.

3.       Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

4.       Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating from the second half of 2021.

5.       Refers to a virtually certain receivable, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount recognized, the Company continues seeking alternatives to recover additional unrecognized credits over R$350 million at the Company’s best estimates.

8.      INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2019 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2020.

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8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

Companies	Participation in				03/31/2020	Participation in			12/31/2019	03/31/2019
	Assets	Liabilities	Shareholders' equity	Fair Value (*)	Profit /(Loss) for the period	Assets	Liabilities	Shareholders' equity	Fair Value (*)	Profit /(Loss) for the period
Investments under the equity method										
Subsidiaries										
CSN Islands VII Corp.	470,088	2,891,784	(2,421,696)		(574,487)	361,540	2,208,748	(1,847,208)		(47,837)
CSN Islands XI Corp.	8,547,432	8,925,331	(377,899)		(143,621)	3,997,823	4,232,102	(234,279)		4,089
CSN Islands XII Corp.	2,771,111	5,205,778	(2,434,667)		(617,535)	2,219,057	4,036,189	(1,817,132)		(74,774)
CSN Steel S.L.U.	4,374,990	34,974	4,340,016		452,147	3,642,029	135,672	3,506,357		340
Sepetiba Tecon S.A.	717,809	401,974	315,835		2,823	719,750	406,738	313,012		(4,646)
Minérios Nacional S.A.	139,976	47,541	92,435		3,268	141,442	52,275	89,167		566
Fair Value - Minérios Nacional			2,123,507					2,123,507		
Estanho de Rondônia S.A.	50,943	67,507	(16,564)		(6,620)	49,860	59,804	(9,944)		(2,340)
Companhia Metalúrgica Prada	742,653	611,054	131,599		(14,630)	735,887	589,658	146,229		(15,914)
CSN Mineração S.A.	14,141,661	5,600,408	8,541,253		351,181	13,888,599	5,698,541	8,190,058		650,527
CSN Energia S.A.	77,648	15,886	61,762		202	98,866	37,306	61,560		(1,307)
FTL - Ferrovia Transnordestina Logística S.A.	491,618	251,687	239,931		(13,272)	500,984	247,780	253,204		(14,873)
Companhia Florestal do Brasil	52,747	1,211	51,536		(384)	52,939	19,586	33,353		(8)
Nordeste Logística	82	64	18		(4)	82	60	22		
CSN Equipamentos S.A.	1		1			1		1		
CBSI - Companhia Brasileira de Serviços de Infraestrutura	71,966	63,450	8,516		(2,778)	82,332	70,942	11,390		784
	32,650,725	**24,118,649**	**10,655,583**		**(563,710)**	**26,491,191**	**17,795,401**	**10,819,297**		**494,607**
Joint-venture e Joint-operation										
Itá Energética S.A.	261,429	15,002	246,427		2,905	259,777	16,255	243,522		1,771
MRS Logística S.A.	1,951,703	1,204,062	747,641		(17,061)	2,073,125	1,308,439	764,686		21,466
CBSI - Companhia Brasileira de Serviços de Infraestrutura										
Transnordestina Logística S.A.	4,458,332	3,275,610	1,182,722	271,116	(6,334)	4,398,434	3,209,378	1,189,056	271,116	(6,056)
	6,671,464	**4,494,674**	**2,176,790**	**271,116**	**(20,490)**	**6,731,336**	**4,534,072**	**2,197,264**	**271,116**	**17,181**
Associates										
Arvedi Metalfer do Brasil	38,047	26,036	12,011		(712)	44,435	31,712	12,723		
	38,047	**26,036**	**12,011**		**(712)**	**44,435**	**31,712**	**12,723**		
Classified at fair value through profit or loss (note 12l)										
Panatlântica			47,093					47,300		
			47,093					**47,300**		
Other investments										
Profits on subsidiaries' inventories			(24,150)		(5,588)			(18,563)		37,511
Others			78,764		(190)			78,763		171
			54,614		**(5,778)**			**60,200**		**37,682**
Classification of investments in the balance sheet			**13,217,207**		**(590,690)**			**13,407,900**		**549,470**
Investments in assets			18,468,033					17,316,463		
Investments with negative equity			(5,250,826)					(3,908,563)		
			13,217,207					**13,407,900**

(*)  As of March 31, 2020 and December 31, 2019, the net balance of R$271,116 refers to fair value allocation in the loss of control in Transnordestina Logística S.A. in the amount of  R$659,105, further impaired in R$387,989 before taxes.

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019

Opening balance of investments	3,482,974	5,630,613	17,316,463	20,232,005
Opening balance of loss provisions			(3,908,563)	(3,258,138)
Capital increase/acquisition of shares		27,909	18,566	66,621
Dividends		(94,603)	96	(4,166,291)
Comprehensive income (1)	31	(2,592)	381,542	31,441
Equity pickup (2)	(41,159)	175,524	(590,690)	2,720,437
Update of shares measured at fair value through profit or loss (Note 12 II)	(207)	(118,780)	(207)	(118,780)
Reclassification of Usiminas’ shares		(2,114,620)		(2,114,620)
Goodwill from acquisition of 50% interest of CBSI (note 8d)				15,225
Consolidation of CBSI (Note 8d)		(8,775)
Amortization of fair value - investment MRS	(2,937)	(11,747)
Others	50	45
Closing balance of investments	3,438,752	3,482,974	18,468,033	17,316,463
Balance of provision for investments with negative equity			(5,250,826)	(3,908,563)
Total	3,438,752	3,482,974	13,217,207	13,407,900

1.     Refers to a translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

2.     The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	03/31/2020	03/31/2019

Equity in results of affiliated companies
MRS Logística S.A.	(34,113)	42,922
CBSI - Companhia Brasileira de Serviços de Infraestrutura	-	784
Transnordestina Logística S.A.	(6,334)	(6,056)
Arvedi Metalfer do Brasil S.A.	(712)	-
Others	-	12
	(41,159)	37,662
Eliminations
To cost of sales	(1,243)	(13,711)
To taxes	423	4,662
Others	-	-
Amortizated at fair value - Investment in MRS	(2,937)	(2,937)
Others	(192)	157
Equity in results	(45,108)	25,833

8.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

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•        TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under discussion with the responsible agencies; however, TLSA management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2019 remain valid and there is no event to justify records of impairment in the first quarter.

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8.d) Investment properties:

As of March 31, 2020, the balance of investment properties can be shown as follows:

		Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Cost	68,877	53,816	122,693	65,698	41,528	107,226
Accumulated depreciation	-	(21,498)	(21,498)	-	(21,498)	(21,498)
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Acquisitions	28,733	32,864	61,597	28,733	32,864	61,597
Depreciation		(547)	(547)		(386)	(386)
Balance at March 31, 2020	97,610	64,635	162,245	94,431	52,508	146,939
Cost	97,610	86,681	184,291	94,431	74,392	168,823
Accumulated depreciation		(22,046)	(22,046)		(21,884)	(21,884)
Balance at March 31, 2020	97,610	64,635	162,245	94,431	52,508	146,939

As of March 31, 2020, the Company’s management estimated the market value of the investment properties would be around R$1,843 million in the consolidated (R$1,781million as of December 31, 2019) and R$1,775 million in the Parent Company (R$1,714 million as of December 31, 2019).

The average useful lives are estimated as follows (in years):

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Buildings	21	21	21	21

9.      PROPERTY, PLANT AND EQUIPMENT

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(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

(i)      Rights of Use

The movement of the rights of use as of March 31, 2020 is as follows:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Effect of foreign exchange differences		600	2,045	211	2,856
Addition		4,378		132	4,510
Remesurement				555	555
Depreciation	(5,984)	(2,154)	(4,298)	(1,981)	(14,417)
Write-offs	(285)	(318)			(603)
Transfers to other asset categories		(4,707)	3,878	829
Balance at March 31, 2020	374,297	61,953	25,769	3,227	465,246
Cost	401,176	71,485	47,311	18,729	538,701
Accumulated depreciation	(26,879)	(9,532)	(21,542)	(15,502)	(73,455)
Balance at March 31, 2020	374,297	61,953	25,769	3,227	465,246

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	30,145	13,580	448	44,173
Cost	37,719	25,719	2,997	66,435
Accumulated depreciation	(7,574)	(12,139)	(2,549)	(22,262)
Balance at December 31, 2019	30,145	13,580	448	44,173
Remesurement			341	341
Depreciation	(2,417)	(3,088)		(5,505)
Balance at March 31, 2020	27,728	10,492	789	39,009
Cost	37,719	25,719	3,338	66,776
Accumulated depreciation	(9,991)	(15,227)	(2,549)	(27,767)
Balance at March 31, 2020	27,728	10,492	789	39,009

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(ii)    Construction in Progress

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		03/31/2020	12/31/2019
Logistics
	Current investments for maintenance of current operations.				77,990	81,944
					77,990	81,944
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2024	(1)	893,317	883,742
	Expansion of TECAR export capacity.	2009	2022	(2)	308,125	303,965
	Current investments for maintenance of current operations.				463,998	389,510
					1,665,440	1,577,217
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		76,269	75,582
	Current investments for maintenance of current operations.			(3)	844,586	811,049
					920,855	886,631
Cement
	Construction of cement plants.	2011	2023	(4)	578,500	577,712
	Current investments for maintenance of current operations.				114,538	93,548
					693,038	671,260
Construction in progress					3,357,323	3,217,052

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to the technological upgrade of the continuous running machines, productivity increase of the galvanized lines and new equipment;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Buildings	38	38	41	41
Machinery, equipment and facilities	20	21	22	22
Furniture and fixtures	12	12	12	12
Others	13	14	13	14

9.a) Capitalized Interest

A part of the debt costs were capitalized in the amount of R$23,390 in the consolidated and R$7,280 in the Parent Company as of March 31, 2020 (as of March 31, 2019 R$21,111 in the consolidated and R$5,419 in the Parent Company). Those costs capitalized, basically, in the mining projects such as: (i) expansion of Casa de Pedra (MG) and TECAR (RJ), see Notes 22 and 25. The average interest rates of the unespecified projects in the period ended March 31, 2020 is 1.48% (1.65% as of March 31, 2019).

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10.    INTANGIBLE ASSETS

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not audited or reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2018
Software	9	9	8	9
Customer relationships	13	13

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11.    BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

Consolidated				Parent Company			
	Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities	
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Debt agreements in the international market								
Variable interest in US$:								
Prepayment	2,513,141	1,769,975	2,478,740	2,563,928	2,509,442	1,769,055	2,218,805	2,362,393
Fixed interest in US$								
Bonds, Perpetual Bonds and ACC (1)	1,390,953	2,047,032	18,325,418	10,177,517	163,055	52,986		
Intercompany					401,135	1,549,329	13,810,420	7,344,014
Fixed interest in EUR								
Intercompany					14,866	655	1,440,193	1,241,360
Others	142,963	223,204	171,792	147,241				
	4,047,057	**4,040,211**	**20,975,950**	**12,888,686**	**3,088,498**	**3,372,025**	**17,469,418**	**10,947,767**
Debt agreements in Brazil								
Securities with variable interest in R$:								
BNDES/FINAME, Debentures, NCE and CCB	1,293,700	1,086,985	9,428,935	10,049,783	1,236,512	1,026,230	8,189,611	8,799,642
Securities with fixed interest in R$:								
Intercompany		25,038			78	25,038	17,641	27,507
	1,293,700	**1,112,023**	**9,428,935**	**10,049,783**	**1,236,590**	**1,051,268**	**8,207,252**	**8,827,149**
Total Borrowings and Financing	**5,340,757**	**5,152,234**	**30,404,885**	**22,938,469**	**4,325,088**	**4,423,293**	**25,676,670**	**19,774,916**
Transaction Costs and Issue Premiums	(26,090)	(26,391)	(99,492)	(97,276)	(25,159)	(26,453)	(68,457)	(72,296)
Total Borrowings and Financing + Transaction cost	**5,314,667**	**5,125,843**	**30,305,393**	**22,841,193**	**4,299,929**	**4,396,840**	**25,608,213**	**19,702,620**

(1)   In January 2020, the Company issued debt securities in the foreign market (“Notes”), through its subsidiary CSN IslandsXI Corp, in the amount of US$1 billion, with maturity for 2028 and interest rate of 6.75% per year. A portion of the funds, in the amount of US$263 million, was used to repurchase (“Tender Offer”) the Notes issued by CSN Resources S.A. with maturity for 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

The following table shows the average interest rate:

		Consolidated		Parent Company
		03/31/2020		03/31/2020
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.60%	24,708,252	3.84%	19,102,857
EUR	1.50%	314,755	3.88%	1,455,059
R$	4.83%	10,722,635	5.67%	9,443,842
		35,745,642		30,001,758

(i) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of March 31, 2020. In the parent company was considered the interest rates of intercompany contracts.

11.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of September 30, 2019, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

			Consolidated			Parent Company
			03/31/2020			03/31/2020
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in nacional currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in nacional currency	Total
2021	752,831	1,837,248	2,590,079	709,882	1,474,601	2,184,483
2022	758,576	2,782,243	3,540,819	5,235,486	2,454,584	7,690,070
2023	5,428,053	2,989,612	8,417,665	1,901,021	2,639,255	4,540,276
2024	519,870	1,237,113	1,756,983	4,881,951	1,056,101	5,938,052
2025		68,595	68,595	929,819	68,587	998,406
After 2025	8,317,920	514,124	8,832,044	3,811,259	514,124	4,325,383
Perpetual bonds	5,198,700		5,198,700
	20,975,950	9,428,935	30,404,885	17,469,418	8,207,252	25,676,670

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11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Opening balance	27,967,036	28,827,074	24,099,460	24,161,596
New debts	4,553,970	10,149,381	2,285,889	6,798,683
Repayment	(2,350,669)	(11,775,093)	(902,300)	(7,431,176)
Repurchase of debt securities	(12,997)
Payments of charges	(511,078)	(2,039,112)	(268,170)	(1,400,496)
Charges of repurchase of debt securities	(164)
Accrued charges (Note 22)	494,380	1,996,305	284,262	1,376,862
Consolidation of CBSI		19,722
Others (1)	5,479,582	788,759	4,409,001	593,991
Closing balance	35,620,060	27,967,036	29,908,142	24,099,460

1.Includes unrealized exchange and monetary variations and cost of transactions.

As of March 31,2020, the Group raised and paid borrowings as shown below:

•      Funding raised and amortizations:

			Consolidated
			03/31/2020
Nature	New debts	Repayment	Interest payment
Prepayment		(473,633)	(67,993)
Bonds, Perpetual bonds, ACC and Facility	4,553,970	(1,646,848)	(343,277)
BNDES/FINAME, Debentures, NCE and CCB		(230,188)	(99,808)
	4,553,970	(2,350,669)	(511,078)

•      Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and financial indicators, besides the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case certain financial indicators reach the levels set out in such agreements. As of March 31, 2020, the Company had recognized in the consolidated and in the parente company R$10,531 (R$10.531 as of December 31, 2019) as commission on assumption of risks, which was settled on April 24, 2020.

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12.    FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap, interest rate swap and commodity swap operations.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of short time. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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•          Classification of financial instruments

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•          Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated			03/31/2020			12/31/2019
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		4,579	4,579		1,364	1,364
Trading securities	3,297		3,297	4,034		4,034
Non-current
Financial assets at fair value through profit or loss
Investments	47,093		47,093	47,300		47,300
Derivative financial instruments					4,203	4,203
Total Assets	50,390	4,579	54,969	51,334	5,567	56,901

Liabilities
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		94,909	94,909
Total Liabilities		94,909	94,909

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Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has investments in common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss.

Usiminas’ shares are classified as a financial investment in the current asset and Panatlântica’s is recognized as non-current investment and are all recorded at fair value based on the market price quotation on the stock exchange (B3 S.A.).

In accordance with the Company's policy, gains and losses arising from changes in the share prices are recorded directly in the statement of income under financial results (Usiminas’ shares) and Other Operating Income and Expenses (Panatlântica shares).

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price.

III -          Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

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13.a) Foreign exchange rate and interest rate risks:

•          Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of March 31, 2020 is as follows:

		03/31/2020
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	292,988	3,399
Trade receivables	323,287	1,279
Other assets	2,978	5,268
Total Assets	619,253	9,946
Borrowings	(4,729,641)	-
Trade payables	(87,256)	(10,666)
Other liabilities	(2,552)	(904)
Total Liabilities	(4,819,449)	(11,570)
Foreign exchange exposure	(4,200,196)	(1,624)
Cash flow hedge accounting	4,640,920
Swap CDI x Dollar	(67,000)
Net foreign exchange exposure	373,724	(1,624)

CSN uses as strategy hedge accounting, as well as derivative instruments to hedge CSN’s future cash flows.

•          Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

12.b) Hedging instruments: Derivatives and cash flows hedge accounting and net investment hedge in foreign operations:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•          Portfolio of derivative financial instruments

Exchange rate swap Dollar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

Exchange rate swap GBP (Sterling Pound) x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the GBP against the euro.

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Exchange rate swap CDI x Dollar

The company has derivative operations with Bradesco Bank to hedge its NCE debt raised in September 2019 with maturity in October 2023 in the amount of US$67million (equivalent to R$267milhões), at a cost consistent with that usually praticed by the Company.

						Consolidated
						03/31/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2020
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	09/22/2020	Dollar	22,881	119,591	(115,180)	4,411	2,757
Total dollar-to-euro swap			22,881	119,591	(115,180)	4,411	2,757

BCP	08/03/2020	GBP	3,956	25,555	(25,387)	168	168
Total Swap GBP x Euro			3,956	25,555	(25,387)	168	168

Bradesco	09/22/2020	Dollar	(67,000)	292,635	(387,544)	(94,909)	(99,113)
Total Swap CDI x dollar			(67,000)	292,635	(387,544)	(94,909)	(99,113)

				437,781	(528,111)	(90,330)	(96,188)

•      Classification of the derivatives in the balance sheet and statement of income

					03/31/2020	03/31/2019
Instruments	Assets		Liabilities		Financial income (expenses), net (note 22)
	Current	Total	Current	Total
Dollar - to - euro swap	4,411	4,411			2,757	(354)
Great Britain pound-to-euro swap	168	168			168
Swap CDI x Dollar			(94,909)	(94,909)	(99,113)
	4,579	4,579	(94,909)	(94,909)	(96,188)	(354)

•      Cash flow hedge accounting

The Company designates cash flow hedging relationships to hedge highly probable future cash flows against U.S. dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar fluctuations on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument.

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In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts actually exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

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The table below shows a summary of the hedging relationships as of March 31, 2020:

 (*) For the three-month period ended March 31, 2020 we recognized R$364,818 in Other Operating Expenses (R$184,217 for the same period of 2019).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in the cash flow hedge recognized in shareholders’ equity as of March 31, 2020 is as follows:

	12/31/2019	Movement	Realization	03/31/2020
Cash flow hedge accounting	1,255,770	5,390,043	(364,818)	6,280,995
Fair value of cash flow hedge, net of taxes	1,255,770	5,390,043	(364,818)	6,280,995

As of March 31, 2020, the hedging relationships established by the Company were effective, according to prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness in the cash flow hedge was recognized.

•      Hedge of net investment in foreign operation

On January 31, 2020, the Company repaid the Euro-denominated non-derivative financial liability designated as hedged item. The variations of the hedge recognized in the shareholders’ equity as of March 31, 2020 were R$1,469.

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12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•      Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of March 31, 2020.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				03/31/2020
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.1987	5.4291	6.4984	7.7981
EUR	5.7264	5.8922	7.1580	8.5896
USD x EUR	1.0956	1.0842	1.3695	1.6434
GBP x EUR	0.8864	0.8738	1.1080	1.3296

			03/31/2020
Interest	Interest rate	Scenario 1	Scenario 2
CDI	3.65%	4.56%	5.48%
TJLP	5.09%	6.36%	7.64%
LIBOR	1.18%	1.47%	1.76%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					03/31/2020
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Currency position	(4,200,196)	Dollar	(967,725)	(5,458,890)	(10,917,780)
(not including exchange derivatives below)

Cash flow hedge accounting of exports	4,640,920	Dollar	1,069,268	6,031,688	12,063,376

Swap CDI x Dollar	(67,000)	Dollar	(15,437)	(87,078)	(174,156)

Consolidated exchange position in U$	373,724	Dollar	86,106	485,720	971,440
(including exchange derivatives above)

Currency position	(1,624)	Euro	(269)	(2,325)	(4,650)

Consolidated exchange position in €$	(1,624)	Euro	(269)	(2,325)	(4,650)
(including exchange derivatives above)

Dollar-to-euro swap	22,881	Dollar	(5,669)	19,507	35,452

Great Britain pound-to-euro swap	3,956	GBP	(538)	4,943	8,350

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 4.43% / Real x Euro – depreciation of Real by 2.90%. Euro x Dollar – appreciation of Euro by 1.04%. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 04/29/2020.

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•      Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of March 31, 2020.

					Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	5.09		(865,977)	(2,292)	(11,020)	(22,040)
Libor	1.18		(4,931,747)	(56,436)	(14,490)	(28,980)
CDI	3.65	1,517,760	(9,741,264)	(19,829)	(75,039)	(150,078)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of March 31, 2020 recognized in the company's assets and liabilities.

12.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 11.

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At March 31, 2020	Less than one year	From one to two years	From two to five yyears	Over five years	Total
Borrowings, financing and debentures (note 11)	5,340,757	6,130,898	10,243,243	14,030,744	35,745,642
Trade payables (note 12I)	3,451,945				3,451,945
Trade payables – Drawee risk (note 12I)	937,576				937,576
Dividends and interest on equity (note 13)	13,116				13,116

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		03/31/2020		12/31/2019
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,205,776	3,110,070	4,036,186	3,706,553
Fixed Rate Notes	14,227,272	9,617,195	8,090,297	8,345,471

 (*) Source: Bloomberg

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• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2020	03/31/2020
Shareholder's equity (equity)	5,406,542	11,361,932
Borrowings and Financing (Third-party capital)	35,620,060	27,967,036
Gross Debit/Shareholder's equity	6.59	2.46

13.    OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

(1) Advances from customers: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of US$496 million (R$ 1,951 million) related to a supply contract of approximately 22 million tons of ore to a major international trading, to be executed within 5 years. On July 11, 2019, CSN Mineração entered into an amendment to this contract and received in advance, on August 5, 2019,  US$250million (R$956 million) for the additional supply of approximately 11 million tons of iron ore. On September 16, 2019 the contract was amended to reflect some changes in the terms of iron ore delivery.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of lengthening the deadlines. This financial modality is an option of suppliers, and does not require mandatory participation, nor is the Company not reimbursed and / or benefited by the financial institution of discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers.

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13.a.) LEASE LIABILITIES

In the quarter, the lease liabilities are presented as follows:

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Leases	1,481,248	1,501,960	47,417	53,279
Present value adjustment - Leases	(1,014,801)	(1,027,570)	(6,442)	(7,339)
	466,447	474,390	40,975	45,940
Classified:
Current	31,807	35,040	14,897	17,269
Non-current	434,640	439,350	26,078	28,671
	466,447	474,390	40,975	45,940

The Company has lease agreements for port operations in Itaguaí, the solid bulk terminal – TECAR, used for charges and discharges of coal and iron ore, and the containers terminal – TECON, with remaining terms of 27 and 31 years, respectively. Also, we have lease agreements for railway operations using the Northeast Railway System with a remaining term of 7 years.

Additionally, the Company has real estate lease agreements used for operating premises and sales and administrative offices in several localities where the Company holds operations, with remaining terms of 2, 5 and 16 years.

CSN also has lease agreements for operating equipment used in the mining and steel operations, with remaining terms from 2 to 5 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and, for the contracts with no explicit rates, the Company applied the Incremental Borrowing Rate – IBR, both in nominal terms.

The incremental borrowing rate was determined by consultations with the banks the Company maintains relationship and and by calculating the average life of its contracts in accordance with orientations given by CVM in the Oficio-Circular/CVM/SNC/SEP nº 02/2019.

The changes in lease liabilities for the three-month period ended March 31, 2020 are shown in the table below:

		03/31/2020
	Consolidated	Parent Company
Opening balance	474,390	45,940
New leases	1,223
Present Value Adjustments - New leases	(322)
Contract review	555	341
Write off	(610)
Payments	(23,910)	(6,262)
Interest appropriated	13,056	956
Exchange variation	2,065
Net balance	466,447	40,975

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The minimum future payments estimated to leasing agreements include variable payments, essentially fixed when based on minimum performance and contractually fixed rates and as of March 31, 2020 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	82,288	315,624	1,083,336	1,481,248
Present value adjustment - Leases	(50,481)	(227,874)	(736,446)	(1,014,801)
	31,807	87,750	346,890	466,447

•           Recoverable PIS and COFINS

The lease liabilities were remeasured by the payable amounts to the lessors, and did not include the tax credits arisen from such payments. The tax credits embedded in the lease liabilities are shown below:

		3/31/2020
	Consolidated	Parent Company
Leases	1,481,248	47,417
Present value adjustment - Leases	(1,014,801)	(6,442)
Potencial PIS and COFINS credit	137,015	4,386
Present value adjustment – Potential PIS and COFINS credit	(93,869)	(596)

•           Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value. The realized payments to these contracts are recognized as expenses, when incurred.

The Company has lease agreements for the use of ports (TECAR) and railways (FTL) which, even if they establish minimum performance, cannot determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred

The expenses related to payments not included in the measurement of a lease liability in the three-month period ended March 31, 2020 are:

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Contract less than 12 months	159		3,244
Lower Assets value	1,934	760	2,019	1,593
Variable lease payments	45,900	5,126	39,675
	47,993	5,886	44,938	1,593

14.    INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Income tax and social contribution income (expense)
Current	(217,555)	(369,818)		11
Deferred	11,351	(89,039)	304	(45,256)
	(206,204)	(458,857)	304	(45,245)

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The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
(Loss)/Profit before income tax and social contribution	(1,105,505)	545,620	(1,361,155)	37,673
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	375,872	(185,511)	462,793	(12,809)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	(14,338)	9,782	(200,835)	186,820
Profit with differentiated rates or untaxed	(291,828)	(47,576)
Transfer price adjustment		(8,574)
Tax loss carryforwards without recognizing deferred taxes	(11,199)	(8,866)
Indebtdness limit	(5,730)	(6,715)	(5,730)	(6,715)
Unrecorded deferred taxes on temporary differences	(451)	(2,735)
(Loss)/Reversal for deferred income and social contribution tax credit	(253,261)	(211,848)	(253,261)	(211,848)
Deferred taxes on foreign profit		(14)
Tax incentives	1,625	7,462
Other permanent deductions (additions)	(6,894)	(4,262)	(2,663)	(693)
Income tax and social contribution in profit for the period	(206,204)	(458,857)	304	(45,245)
Effective tax rate	-19%	84%	0%	120%

14.b) Deferred income tax and social contribution:

The balances of deferred income tax and social contribution can be shown as follows:

			Consolidated
	Opening balance	Movement		Closing balance
	12/31/2019	Shareholders' Equity	P&L	03/31/2020

Deferred
Income tax losses	1,610,801		160,566	1,771,367
Social contribution tax losses	610,046		57,809	667,855
Temporary differences	(337,082)	(39,847)	(207,024)	(583,953)
- Provision for tax. social security, labor, civil and environmental risks	264,013		3,006	267,019
- Asset impairment losses	182,431		(1,710)	180,721
- (Gains)/losses on financial instruments	414,495		327,436	741,931
- Actuarial liability (pension and healthcare plan)	314,601			314,601
- Accrued supplies and services	132,411		10,432	142,843
- Unrealized exchange variation (1)	1,181,501		(269,677)	911,824
- Gain upon loss of control in Transnordestina	(92,180)			(92,180)
- Cash flow hedge accounting	426,961	1,708,578		2,135,539
- Acquisition at fair value of SWT and CBL	(184,513)	(37,889)	6,283	(216,119)
- Deferred taxes not computed	(300,819)		(16,563)	(317,382)
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,708,578)	(253,261)	(3,587,837)
- Business Combination	(1,023,341)		1,804	(1,021,537)
- Consolidation of CBSI	50		(34)	16
- Others	(35,552)	(1,958)	(14,740)	(52,250)
Total	1,883,765	(39,847)	11,351	1,855,269

Total Deferred Assets	2,473,304			2,475,496
Total Deferred Liabilities	(589,539)			(620,227)
Total Deferred	1,883,765			1,855,269

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2019	Shareholders' Equity	P&L	03/31/2020

Deferred tax assets
Income tax losses	1,463,981	-	149,461	1,613,442
Social contribution tax losses	549,026	-	53,805	602,831
Temporary differences	422,544		(202,962)	219,582
- Provision for tax. social security, labor, civil and environmental risks	193,245	-	405	193,650
- Asset impairment losses	119,645	-	1,666	121,311
- (Gains)/losses on financial instruments	414,495	-	327,435	741,930
- Actuarial liability (pension and healthcare plan)	317,053	-	-	317,053
- Accrued supplies and services	121,680	-	9,640	131,320
- Unrealized exchange variation (1)	1,183,053	-	(280,984)	902,069
- Gain) in control loss on Transnorderstina	(92,180)	-	-	(92,180)
- Cash flow hedge accounting	426,961	1,708,578	-	2,135,539
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,708,578)	(253,261)	(3,587,837)
- Business Combination	(721,992)	-	-	(721,992)
- Outras	86,582	-	(7,863)	78,719
Total	2,435,551		304	2,435,855
	-	-	-	-
	3,258,542			3,258,542
	(822,991)			(822,687)
	2,435,551			2,435,855

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2015 and 2020, these foreign subsidiaries generated profits amounting to R$1,128,996. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$359,555. The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in this interim financial information.

In addition, the management assessed IFRIC 23 – “Uncertainties Over Income Tax Treatments” and considered the tax authorities have no reasons to diverge from the Company’s current tax positions. Accordingly, we did not recognize any additional provisions for income tax and social contribution arisen from the assessment of IFRIC 23 in the interim financial information as of March 31, 2020.

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A sensitivity analysis of tax credit was performed considering a variation of macroeconomics assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be generated taxable income to use the deferred income and social contribution taxes.

The estimated recovery of deferred tax assets of IRPJ and CSLL is presented by its net amount when they refer to a same tax jurisdiction, as shown below:

In millions of reais	Consolidated	Parent Company
2020	230	230
2021	713	713
2022	938	938
2023	985	985
2024	432	393
Deferred asset	3,298	3,259
Deferred liabilities - Parent Company	(823)	(823)
Net deferred asset	2,475	2,436
Deferred liabilities - subsidiaries	(620)
Deferred liabilities - Parent Company	1,855	2,436

14.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

		Consolidated	Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Income tax and social contribution
Actuarial gains on defined benefit pension plan	215,336	215,306	217,969	217,969
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(217,969)	(217,969)	(217,969)	(217,969)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	2,135,539	426,961	2,135,539	426,961
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(2,135,539)	(426,961)	(2,135,539)	(426,961)
	(327,983)	(328,013)	(325,350)	(325,350)

15.    PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Tax	125,615	128,411	19,271	31,060	52,278	56,343	3,043	15,227
Social security	5,306	7,039			5,102	6,447
Labor	312,828	305,309	238,818	227,213	221,575	217,907	174,181	164,580
Civil	158,010	138,990	55,628	53,771	122,302	105,464	43,933	42,252
Environmental	18,023	43,498	3,731	3,731	11,372	36,558	2,241	2,241
Deposit of a guarantee			15,672	12,596
	619,782	623,247	333,120	328,371	412,629	422,719	223,398	224,300

Classified:
Current	83,031	96,479			37,694	52,016
Non-current	536,751	526,768	333,120	328,371	374,935	370,703	223,398	224,300
	619,782	623,247	333,120	328,371	412,629	422,719	223,398	224,300

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The changes in the provisions for tax, social security, labor, civil and environmental risks for the three-month period ended March 31, 2020 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	03/31/2020
Tax	128,411	19,558	316	(22,670)	125,615
Social security	7,039	1,782	169	(3,684)	5,306
Labor	305,309	11,923	16,588	(20,992)	312,828
Civil	138,990	21,217	4,265	(6,462)	158,010
Environmental	43,498	4,948	123	(30,546)	18,023
	623,247	59,428	21,461	(84,354)	619,782

					Parent Company
					Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	03/31/2020
Tax	56,343	16,721	121	(20,907)	52,278
Social security	6,447	1,578	169	(3,092)	5,102
Labor	217,907	6,702	9,565	(12,599)	221,575
Civil	105,464	18,005	3,548	(4,715)	122,302
Environmental	36,558	4,935	25	(30,146)	11,372
	422,719	47,941	13,428	(71,459)	412,629

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liability from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪   Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of March 31, 2020 and December 31, 2019.

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	03/31/2020	12/31/2019
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of NAMISA's shares.	12,472,256	12,412,964

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,877,991	3,867,663

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services.	2,409,997	2,249,708

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2014.	2,968,671	2,946,288

Tax foreclosures - ICMS - Electricity credits	1,026,947	1,022,371

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,116,289	1,100,564

Disallowance of the ICMS credits - Transfer of iron ore	570,156	567,534

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	311,984	310,349

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	540,000	538,268

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	255,972	254,850

CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,034,890	1,020,266

Assessment Notice- ICMS- questions about sales for incentive area	1,018,596	1,015,812

Other tax lawsuits (federal, state, and municipal)	4,556,997	4,478,014

Social security lawsuits	277,915	325,492

Action to discuss the balance of the construction contract – Tebas	487,124	468,776

Action related to power supply payment’s charge - Light	259,558	253,569

Indemnity action due to the supply contract termination - Indumill	221,427	215,281

Enforcement action applied by Brazilian antitrust authorities (CADE)	93,830	93,212

$0.00	20,000	20,000

Other civil lawsuits	778,440	764,127

Labor and social security lawsuits	1,575,714	1,565,237

Tax foreclosures – Fine – Volta Redonda IV (2)	86,138	84,599

Other environmental lawsuits	241,737	215,691
	36,202,629	35,790,635

(1)      In May 2019, the Public Ministry of the state of Minas Gerais judged an ACP to oblige CSN Mineração to adopt measures to mitigate the risks and psichological damages theoretically caused by the dam of Casa de Pedra, relocating families who prefer to move, and assuming rental expenses and social assistance, as well as relocating the kids and children to nursery and school rebuilt in safer locations. By an injunction, the First Instance Magistrate  determined the block of R$3 million to rebuild the nursery and school, a decision canceled by the Court of second instance, which determined the Magistrate to reassess all injunctions. The Public Ministry of the state of Minas Gerais also determined the payment of collective moral damages, as well as definitive relocation of the families at the cost of CSN Mineração. The action is in initial stage and no judicial sentence has been given yet.

(2)      On April 8, 2013, INEA applied to CSN a fine in the amount of R$35 million related to the aspects of the condominium Volta Grande IV, determining the execution of the actions already weigthed and discussed in the public civil action filed in July 2012. In relation to that fine, an anullment action was filed, distributed to the 10th Civil Court of Rio de Janeiro County in January 2014, with the purpose of cancelling the fine and its effects. Also, INEA filed a tax enforcement action to execute the imposed fine. The tax enforcement action was distributed in May 2014 to the 4th Registry of Active Debt of Volta Redonda, in the state of Rio de Janeiro. Currently, the tax enforcement action is suspended until the judgement of the anullment action in order to avoid conflicting decisions.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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16.    PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2019 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2020.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Environmental liabilities	205,271	192,270	175,048	163,659
Asset retirement obligations	339,370	331,731	827	805
	544,641	524,001	175,875	164,464

17.    RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2019.

17.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•      By transaction

						Consolidated
	Current			Non-current		Total
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Assets
Trade receivables(note 5)	202,160	170,588			202,160	170,588
Dividends receivable (note 7)	44,554	44,554			44,554	44,554
Actuarial asset (note 7)			12,453	13,714	12,453	13,714
Short-term investments	1,298,370	2,116,560	121,027	95,719	1,419,397	2,212,279
Loans (note 7)			936,848	846,300	936,848	846,300
Other receivables (note 7)	1,829	1,830	428,672	428,672	430,501	430,502
	1,546,913	2,333,532	1,499,000	1,384,405	3,045,913	3,717,937
Liabilities
Empréstimos e financiamentos
Empréstimos Intercompany (nota 11)		25,038				25,038
Other payables (note 13)
Accounts payable	21,193	23,566	70,241	88,021	91,434	111,587
Provision for consumption and services	22,081	22,497			22,081	22,497
Trade payables	202,900	240,984	-		202,900	240,984
Actuarial liabilities			19,788	19,788	19,788	19,788
	246,174	312,085	90,029	107,809	336,203	419,894

	03/31/2020	03/31/2019
P&L
Revenues
Sales	331,989	264,366
Interest (note 22)	17,819	20,161
Foreing exchange and monetary variations, net	26,864	504
Expenses
Purchases	(172,240)	(345,387)
Interest (note 22)	(3,402)	(3,735)
Financial investments (nota 22)	(962,354)	-
	(761,324)	(64,091)

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•      By company

1.     Transnordestina Logística S.A: Assets: Refers mainly to loan agreements with interest rate ranging from 125% to 130% of the CDI. As of March 31, 2020, the loans amounted to R$934,908 (R$844,426 as of December 31, 2019) and advances for future capital increase of R$ 428,672 (R$ 428,672 as of December 31, 2019).

2.     Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

3.     Panatlântica: Receivables from the sale of steel products.

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•      By transaction

						Parent Company
	Current		Non-current			Total
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Assets
Trade receivables (1) (note 5)	1,338,613	943,623			1,338,613	943,623
Dividends receivable (note 7)	33,351	33,447			33,351	33,447
Loans (note 7)			990,034	883,394	990,034	883,394
Financial investments (2)	1,306,049	2,124,626	121,027	95,719	1,427,076	2,220,345
Other receivables (3) (note 7)	13,957	14,770	658,414	674,800	672,371	689,570
	2,691,970	3,116,466	1,769,475	1,653,913	4,461,445	4,770,379
Liabilities
Borrowings
Prepayment (note11)	113,260	73,334	7,915,437	6,162,673	8,028,697	6,236,007
Intercompany Bonds (note 11)	13,185	2,491	483,479	374,855	496,664	377,346
Intercompany Loans (note11)	289,634	1,499,197	6,869,338	2,075,353	7,158,972	3,574,550
	416,079	1,575,022	15,268,254	8,612,881	15,684,333	10,187,903
Other payables (note 13)
Accounts payable	93,531	92,352	298,566	318,967	392,097	411,319
Provision for consumption and services	477,916	365,225			477,916	365,225
Trade payables	941,252	910,929			941,252	910,929
Actuarial liabilities			19,788	19,788	19,788	19,788
	1,512,699	1,368,506	318,354	338,755	1,831,053	1,707,261
	1,928,778	2,943,528	15,586,608	8,951,636	17,515,386	11,895,164

	03/31/2020	03/31/2019
P&L
Revenues
Sales/Others	875,927	764,532
Interest (note 22)	18,284	18,344
Exclusive funds (note 22)	(30)	683
Expenses
Purchases	(443,603)	(643,306)
Interest (note 22)	(97,782)	(71,100)
Foreing exchange and monetary variations, net	(3,099,824)	(66,033)
Financial investments (nota 22)	(962,354)	-
	(3,709,382)	3,120

1.     Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.     Assets: Financial investments classified in current total are investments in exclusive funds, in the Fibra Bank and in Usiminas’ shares, the last classified as fair value through profit or loss.

3.     Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and receivables from acquisition of debentures.

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•      By company

Parent Company

	Assets			Liabilities			P&L				
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total
Subsidiaries											
Companhia Metalúrgica Prada (1)	296,986	121,336	418,322	10,987		10,987	167,440	(10,772)			156,668
Estanho de Rondônia S.A.	1,626	43,096	44,722	1,142		1,142		(7,316)	525		(6,791)
Sepetiba Tecon S.A.	12,295	102,570	114,865	33,095		33,095		(28,912)	49		(28,863)
Minérios Nacional S.A.	1		1	78	17,641	17,719	3	(2)	8		9
CSN Mineração S.A. (2)	11,401		11,401	727,650	298,566	1,026,216	23,900	(250,624)			(226,724)
CSN Energia S.A.	3,214		3,214	65,174		65,174		(11,116)			(11,116)
Ferrovia Transnordestina Logística S.A.		115,484	115,484				9		1,375		1,384
Companhia Siderúrgica Nacional, LLC (3)	634,236		634,236	463,126		463,126	265,851	(11,839)		42,489	296,501
CSN Resources S.A. (4)				228,431	6,988,910	7,217,341			(84,523)	(1,608,138)	(1,692,661)
CSN Steel Corp				12,511	1,212,282	1,224,793			(10,684)	(254,496)	(265,180)
Lusosider Aços Planos, S.A.	208,687		208,687	1		1	108,084			124,716	232,800
CSN Islands XI Corp. (5)				33,363	4,871,547	4,904,910				(912,199)	(912,199)
CSN Islands XII Corp. (6)				139,341	1,949,962	2,089,303				(469,407)	(469,407)
Companhia de Embalagens Metálicas MMSA				25		25		(31)			(31)
Companhia Florestal do Brasil	1,103	100	1,203								
CSN Steel Holdings 1, S.L.U.				478	46,241	46,719			(566)	(10,342)	(10,908)
CSN Productos Sider. S.L.				1,877	181,671	183,548			(2,017)	(39,311)	(41,328)
CBSI - Companhia Brasileira de Serviços e Ir	6,796		6,796	20,876		20,876	6	(37,335)			(37,329)
	1,176,345	**382,586**	**1,558,931**	**1,738,155**	**15,566,820**	**17,304,975**	**565,293**	**(357,947)**	**(95,833)**	**(3,126,688)**	**(3,015,175)**
Joint-venture e Joint-operation											
MRS Logística S.A.	22,285		22,285	47,557		47,557		(59,015)			(59,015)
Transnordestina Logística S.A. (7)		1,263,922	1,263,922						10,287		10,287
	22,285	**1,263,922**	**1,286,207**	**47,557**		**47,557**		**(59,015)**	**10,287**		**(48,728)**
Other related parties											
CBS Previdência					19,788	19,788					
Banco Fibra	145,512	121,027	266,539						5,983	26,864	32,847
Usiminas	1,105,560		1,105,560	127,458		127,458		(348)	(925,074)		(925,422)
Panatlântica (8)	156,268		156,268	15,315		15,315	310,386	(24,961)			285,425
Outras partes relacionadas	1,820		1,820	293		293	248	(1,332)			(1,084)
	1,409,160	**121,027**	**1,530,187**	**143,066**	**19,788**	**162,854**	**310,634**	**(26,641)**	**(919,091)**	**26,864**	**(608,234)**
Associates											
Arvedi Metalfer do Brasil S.A.	29,018	1,940	30,958						65		65
Exclusive Funds											
Diplic II, Caixa Vertice e VR1 (9)	55,162		55,162						(37,310)		(37,310)
Total at 03/31/2020	**2,691,970**	**1,769,475**	**4,461,445**	**1,928,778**	**15,586,608**	**17,515,386**	**875,927**	**(443,603)**	**(1,041,882)**	**(3,099,824)**	**(3,709,382)**
Total at 12/31/2019	**3,116,466**	**1,653,913**	**4,770,379**	**2,943,528**	**8,951,636**	**11,895,164**	**2,836,219**	**(2,658,628)**	**(246,912)**	**(553,086)**	**(622,407)**
Total at 03/31/2019							**764,532**	**(643,306)**	**(52,073)**	**(66,033)**	**3,120**

1.       Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$296,986 (R$278,739 as of December 31,2019), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2019).

2.       CSN Mineração: Liabilities: Payables from purchases of iron ore and port services in the amount of R$727,650 (R$992,267 as of December 31,2019).

3.       Companhia Siderurgica Nacional, LLC: Receivables of R$634,236 (R$345,470 as of December 31, 2019), related to sale of steel for resale. Current liabilities refer mainly to commission expenses and logistics in the operations of steel resales in the amount of R$ R$463,126 (R$348,060 as of December 31,2019).

4.       CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes. As of March 31, 2020, the loans amounted to R$7,217,341 (R$5,485,880 as of December 31, 2019).

5.       CSN Islands XI Corp.: Intercompany contracts in US dollars. As of March 31, 2020, the loans amounted to R$4,904,910 (R$1,787,566 as of December 31, 2019).

6.     CSN Islands XII Corp.: Refers mainly to Intercompany contracts in dollar. As of March 31, 2020, the loans amounted to R$2,089,303 (R$1,619,896 as of December 31, 2019).

7.     Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$835,250 (R$742,875 as of December 31,2019) and advance for future capital increase in the amount of R$428,672 (R$428,672 as of December 31,2019).

8.       Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$156,268 (R$128,573 on December 31, 2019).

9.     Exclusive funds: Current assets: Refers to investments in Government securities and CDBs, in the amount of R$8,272 (R$8,301 as of December 31,2019).  Noncurrent assets: Refers to Usiminas’ shares in the amount of R$46,890 (R$84,171 as of December 31,2019). The funds VR1 and Diplic II are managed by Taquari Asset.

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17.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2020.

	03/31/2020	03/31/2019
	P&L
Short-term benefits for employees and officers	6,581	3,818
Post-employment benefits	9	26
	6,590	3,844

 17.c) Guarantees

The Company is responsible for fiduciary guarantees of its subsidiaries, joint-ventures and joint-operations as shown below:

18.    SHAREHOLDERS’ EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2020 and December 31, 2019 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

18.b) Authorized capital

The Company’s bylaws in effect as of March 31, 2020 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

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18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

18.d) shareholder structure

As of March 31, 2020, the Company’s shareholder structure was as follows:

			03/31/2020			12/31/2019
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	249,270,033	17.97%	18.06%	262,206,103	18.90%	19.00%
Other shareholders	393,128,757	28.33%	28.49%	380,192,687	27.40%	27.55%
	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

18.e) Treasury shares

As of March 31, 2020, the treasury shares were as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of 03/31/2020 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 51,644

 (*) By using the average price of the shares as of March 31, 2020 of R$6.97 per share.

18.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	03/31/2020	03/31/2019
	Common Shares
Loss for the period	(1,360,851)	(7,572)
Weighted average number of shares	1,380,114,547	1,373,250,595
Basic and diluted EPS	(0.98604)	(0.00551)

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The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

19.    NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Gross revenue
Domestic market	3,570,496	3,563,173	3,430,097	3,418,248
Foreign market	2,645,352	3,293,102	414,945	390,842
	6,215,848	6,856,275	3,845,042	3,809,090
Deductions
Sales returns, discounts and rebates	(78,014)	(60,394)	(75,343)	(57,298)
Taxes on sales	(803,181)	(790,415)	(738,390)	(730,575)
	(881,195)	(850,809)	(813,733)	(787,873)
Net revenue	5,334,653	6,005,466	3,031,309	3,021,217

20.    EXPENSES BY NATURE

				Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Raw materials and inputs	(1,622,429)	(1,797,797)	(1,598,255)	(1,762,660)
Labor cost	(689,990)	(630,183)	(326,852)	(293,695)
Supplies	(496,110)	(472,504)	(390,627)	(349,240)
Maintenance cost (services and materials)	(251,076)	(322,986)	(135,578)	(167,491)
Outsourcing services	(603,247)	(540,677)	(231,771)	(204,884)
Freight	(52,970)	(20,553)	(12,601)	(11,186)
Distribution freight	(278,725)	(448,201)	(88,424)	(59,584)
Depreciation, amortization and depletion	(415,181)	(306,166)	(206,703)	(157,112)
Others	(117,949)	(176,093)		(3,497)
	(4,527,677)	(4,715,160)	(2,990,811)	(3,009,349)
Classified as:
Cost of sales	(4,017,707)	(4,021,495)	(2,778,380)	(2,833,088)
Selling expenses	(390,915)	(573,484)	(162,239)	(120,144)
General and administrative expenses	(119,055)	(120,181)	(50,192)	(56,117)
	(4,527,677)	(4,715,160)	(2,990,811)	(3,009,349)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Production costs (1)	403,600	298,665	200,458	152,637
Selling expenses	3,276	1,279	2,729	978
General and administrative expenses	8,305	6,222	3,516	3,497
	415,181	306,166	206,703	157,112
Other operational (2)	21,112	21,904	2,298	895
	436,293	328,070	209,001	158,007

1.     The production cost line includes PIS and COFINS credits on the lease agréments in the amount of R$1,214 in the consolidated and R$494 in the parent company as of March 31, 2020 in accordance with the orientations of CVM in its Ofício-Circular CVM/SNC/SEP 02/2019.

2.     Refer substantially to the depreciation of the investment properties, out-of-work equipment and amortization of SWT’s customers relationship, see Note 21.

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21.    OTHER OPERATING INCOME (EXPENSES)

	Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Other operating income
Indemnities	1,156	1,287	983	1,255
Rentals and leases	2,462	2,162	2,393	2,072
Dividends received		380		380
PIS, COFINS and INSS to compensate (1)	88,390	87,394	65,092	87,394
Contractual fines	2,016	864	1,410	686
Updated shares – Fair value through profit or loss (Note 12II)	(207)	127,653	(207)	127,653
Other revenues	8,872	9,212	5,176	254
	102,689	228,952	74,847	219,694

Other operating expenses
Taxes and fees	(5,304)	(5,134)	(2,393)	(1,024)
Expenses with environmental liabilities, net	(15,922)	(8,607)	(2,209)	(3,313)
Write-off/(Provision) of judicial lawsuits	(7,157)	42,427	3,454	44,453
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 20)	(21,112)	(21,904)	(2,298)	(895)
Write- off of PPE and intagible assests (note 9)	(1,400)	(13,712)		(13,542)
Estimated (Loss)/reversal in inventories	(20,351)	(41,149)	(5,814)	(8,935)
Idleness in stocks and paralyzed equipment (2)	(202,240)	(67,261)	(37,043)	(67,261)
Studies and project engineering expenses	(5,075)	(4,919)	(3,840)	(7,108)
Research and development expenses	(197)	(349)	(197)	(349)
Healthcare plan expenses	(28,829)	(29,086)	(28,693)	(28,976)
Cash flow hedge accounting realized (note 12 b)	(364,818)	(184,217)	(364,818)	(184,217)
Other expenses	(96,519)	(30,461)	(90,787)	(13,428)
	(768,924)	(364,372)	(534,638)	(284,595)
Other operating income (expenses), net	(666,235)	(135,420)	(459,791)	(64,901)

(1)     In 2020, refers to social security credit recoverable due to benefits granted to employees that should not be included in the basis of calculation of the contribution to the Social Security. In 2019, refers to the exclusion of ICMS in the basis of calculation of PIS and COFINS.

(2)     Refers to the idle capacity arisen from production volumes lower than normal. In the parent company was generated from the refurbishment of the blast furnace No.3 and in the consolidated was generated in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

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22.    FINANCIAL INCOME (EXPENSES)

	Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Finance income
Related parties (note 17 a)	17,819	20,161	18,254	19,027
Income from financial investments	15,788	20,110	8,533	13,406
Other income (1)	31,524	71,043	26,589	68,937
	65,131	111,314	53,376	101,370
Financial expenses
Borrowings and financing - foreign currency	(348,111)	(252,348)	(57,428)	(77,132)
Borrowings and financing - local currency	(146,269)	(234,691)	(129,052)	(206,226)
Related parties			(97,782)	(71,100)
Lease liabilities	(12,100)		(891)
Capitalised interest (notes 9 and 25)	23,390	21,111	7,280	5,419
Interest, fines e late payment charges	(23,720)	(58,234)	(19,473)	(56,966)
Commission and bank fees	(30,298)	(44,183)	(27,332)	(42,034)
PIS/COFINS over financial income	(6,233)	(5,366)	(3,431)	(5,342)
Updated shares – Fair value through profit or loss (Note 12II)	(962,354)		(962,354)
Other financial expenses	(125,456)	(59,138)	(45,101)	(34,654)
	(1,631,151)	(632,849)	(1,335,564)	(488,035)
Foreign exchange and monetary variation, net
Monetary variation, net	(9,338)	(11,711)	(4,861)	(961)
Exchange variation, net	470,408	(101,499)	1,034,990	(71,138)
Exchange variation on derivatives	(96,188)	(354)	(99,113)
	364,882	(113,564)	931,016	(72,099)

Finance income (costs), net	(1,201,138)	(635,099)	(351,172)	(458,764)

(*) Statement of gains and (losses) on derivative transactions (note 12)
Dollar - to - euro swap	2,757	(354)
Great Britain pound-to-euro swap	168
Swap CDI x Dollar	(99,113)		(99,113)
	(96,188)	(354)	(99,113)

(1)     Refers mainly to the monetary adjustment of the Social Security – INSS credit in the amount of R$16,321 and to the recognition of the exclusion of ICMS in the PIS and COFINS basis of calculation in the amount of R$9,866 as of March 31, 2020 (R$61,877 as of March 31, 2019).

(2)     As of December 31, 2019, Usiminas’ shares were reclassified to financial investments in the current asset and their price changes are recognized as financial result.

23.    SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2019. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

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 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•      Adjusted EBITDA

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

	03/31/2020	03/31/2019
(Loss)/profit for the period	(1,311,709)	86,763
Depreciation/Amortization/Depletion (note 20)	415,181	306,166
Income tax and social contribution (note 14)	206,204	458,857
Financial income (expenses) (note 22)	1,201,138	635,099
EBITDA	510,814	1,486,885
Other operating (income) expenses (note 21)	666,235	135,420
Equity in results of affiliated companies (note 8)	45,108	(25,833)
Proportionate EBITDA of joint ventures	108,953	127,338
Adjusted EBITDA (*)	1,331,110	1,723,810

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

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24.    INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2019, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued of Operational Risk of Property Damages and Loss of Profits, with effect from March 31, 2019 to June 30, 2020. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not within the scope of a review of interim financial information and, consequently, were not reviewed by our independent auditors.

25.    ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Income tax and social contribution paid	231,350	8,030
Addition to PP&E with interest capitalization (notes 9 and 22)	23,390	21,111	7,280	5,419
Initial adoption CPC 06 – Right of use		640,989		61,072
Remeasurement – Right of use (note 9.a)	555		341
Capitalization in subsidiaries without cash			18,566
Addition to investment property without cash effect	61,597		61,597
	316,892	670,130	87,784	66,491

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26.    STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
(Loss) profit for the year	(1,311,709)	86,763	(1,360,851)	(7,572)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	33	30	31	30
	33	30	31	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	380,042	(21,804)	380,042	(21,804)
(Loss)/gain on cash flow hedge accounting	(5,390,043)	(18,440)	(5,390,043)	(18,440)
Realization on cash flow hedge accounting reclassified to income statements	364,818	184,217	364,818	184,217
(Loss)/gain on investments hedge in subsidiaries			1,469	6,180
(Loss)/gain on net investment hedge in foreign subsidiaries	1,469	6,180
	(4,643,714)	150,153	(4,643,714)	150,153

	(4,643,681)	150,183	(4,643,683)	150,183

Total comprehensive income for the period	(5,955,390)	236,946	(6,004,534)	142,611

Attributable to:
Owners of the Company	(6,004,534)	142,611	(6,004,534)	142,611
Non-controlling interests	49,144	94,335
	(5,955,390)	236,946	(6,004,534)	142,611

27.    SUBSEQUENT EVENTS

•        Our Usiminas’ shares classified as financial investment in the current asset (see Note 4) are exposed to price volatility since they are recognized at the fair value through profit and loss and are quoted in the Brazilian Stock Exchange. On May 14, 2020, the common and preferred shares had price decreases in the amount of R$100,060 since the balance sheet date.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)    Purpose of Projection

Update projections of iron ore production for 2020. The Company changed the method of presentation of iron ore production and, accordingly, as from the first quarter of 2020 adds iron ore purchased from third parties to its own production and expects to achieve around 33 to 36 million tons of iron ore produced in the period.

CSN estimates investments in the amount of R$1.1 billion.

b)    Period and validity term of the projection.

CSN estimates annual volume of iron ore production from 2020 to 2023 and the annual volumes will be available to the market in the financial statements to be published in each of those years.

c)    Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in those assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2020 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

d) Values of the indicators that are subject of the forecast.

Net Revenue	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	18,000	22,230	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Actual	17,149	18,525	22,969	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	3%	3%	-	-	-	-	-	-
Adjusted EBITDA	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	5,000	5,574	n.a.	7,500	n.a.	n.a.	n.a.	n.a.
Actual	4,075	4,645	5,849	n.a.	7,251	n.a.	n.a.	n.a.	n.a.
Variation %	-	-7%	5%	n.a.	-3%	n.a.	n.a.	n.a.	n.a.
Leverage	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	5.00x	n.a.	3.50x	3.00x	n.a.	n.a.	n.a.	n.a.
Actual	6.32x	5.66x	4.55x	3.65x	3.74x	n.a.	n.a.	n.a.	n.a.
Variation	n.a.	0.66x	n.a.	0.15x	0.74x	n.a.	n.a.	n.a.	n.a.
Iron ore production volume	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	n.a.	28,500	n.a.	33,000	25,000-28,000	31,200	36,600	38,000
Actual	32,174	29,921	27,875	n.a.	32,090	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	-2%	n.a.	-3%	n.a.	n.a.	n.a.	n.a.
CAPEX	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	n.a.	n.a.	n.a.	n.a.	1.100	n.a.	n.a.	n.a.
Iron ore sales volume	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	n.a.	n.a.	n.a.	40,000	n.a.	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	38,545	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	n.a.	n.a.	-4%	n.a.	n.a.	n.a.	n.a.
Iron ore production volume New Method (Purchases+Production)	2016	2017	2018	1S19	2019	2020 E	2021 E	2022 E	2023 E
Estimate	n.a.	n.a.	n.a.	n.a.	n.a.	33,000-36,000	n.a.	n.a.	n.a.
Actual	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
*E = estimate
**n.a. = not measured

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If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)      Inform which were being replaced by new projections and which were being repeated.

New estimates:

We estimate our capital expenditures in R$1.1 billion.

Estimates changed:

We adjusted the estimated iron ore production volume in 2020 to 33-36Mton (new method).

Estimates maintained:

CSN estimates iron ore production volume at 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)  In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

The adjusted EBITDA in 2019 was 3% lower than the projected R$7.5 billion, impacted by the lower results of the mining segment as a result of lower Platts than budgeted and, also, freight costs higher than projected.

CSN estimated leverage as measured by net debt to adjusted EBITDA close to 3.5x at the end of the year 2019, when we reached 3.74x, materially worse than our initial estimates mainly due to foreign exchange effects that negatively influenced our U.S. dollar denominated debt, Capex above expectations and worse mining results due to higher freight costs and lower Platts as from the third quarter.

The iron ore production was 3% under the projection of 33Mton due to heavy rains on the Southeast in November and December 2019.

The iron ore sales were 4% lower than projected 40Mton due to lower ore production in the fourth quarter of 2019.

Net Revenue	2016	2017	2018	1S2019	2019
Estimate	n.a.	18,000	22,230	n.a.	n.a.
Actual	17,149	18,525	22,969	n.a.	n.a.
Variation %	n.a.	3%	3%	n.a.	-
Adjusted EBITDA	2016	2017	2018	1S2019	2019
Estimate	n.a.	5,000	5,574	n.a.	7,500
Actual	4,075	4,645	5,849	n.a.	7,251
Variation %	n.a.	-7%	5%	n.a.	-3%
Leverage	2016	2017	2018	1S2019	2019
Estimate	n.a.	5.00x	n.a.	3.50x	3.00x
Actual	6.32x	5.66x	4.55x	3.65x	3.74x
Variation %	n.a.	13%	n.a.	0.15x	0.74x
Iron Ore Production Volume	2016	2017	2018	1S2019	2019
Estimate	n.a.	n.a.	28,500	n.a.	33,000
Actual	32,174	29,921	27,875	n.a.	32,090
Variation %	n.a.	n.a.	-2%	n.a.	-3%
Iron Ore Sales Volume	2016	2017	2018	1S19	2019
Estimate	n.a.	n.a.	n.a.	n.a.	40,000
Actual	n.a.	n.a.	n.a.	n.a.	38,545
Variation %	n.a.	n.a.	n.a.	n.a.	-4%
*E = estimate
**n.a. = not measured

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c)  In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

CSN estimates iron ore production volume at 33-36 million tons (Mton) in 2020.

CSN estimates iron ore production volume at 31.2million tons (Mton) in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The expected decrease in production volume in 2020 is due to high rainfall in Q1-2020 and delays to start new mining fronts.

Follow-up and changes to projections disclosed

The result of the first quarter of 2020 does not bring any material variation to the projections of results previously presented, which can therefore be maintained.

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 (Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Limited Review Auditor’s Report on Review of the Interim Financial Information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2020, which comprises the balance sheet as of March 31, 2020 and the related statement of profit and loss and statement of comprehensive income (loss) and the statement of changes in equity and statement of cash flows for the three-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 8.c) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.

These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

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São Paulo, May 14, 2020

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended March 31, 2020.

São Paulo, May 14th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31, 2020.

São Paulo, May 14th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 12, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.